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TABLE OF CONTENTS
Index to Financial Statements

As filed with the Securities and Exchange Commission on January 11, 2006.

Registration Number 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

WHITNEY INFORMATION NETWORK, INC.
(Exact name of registrant as specified in charter)

Colorado (State or other jurisdiction of incorporation or organization)	8200 (Primary Standard Industrial Classification Code Number)	84-1475486 (I.R.S. Employer Identification Number)

1612 E. Cape Coral Parkway, Suite A
Cape Coral, Florida 33904
(239) 542-0643
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Russell A. Whitney, Chief Executive Officer
Whitney Information Network, Inc.
1612 E. Cape Coral Parkway, Suite A
Cape Coral, Florida 33904
(239) 542-0643
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications to:

Gary A. Agron, Esq.
Law Office of Gary A. Agron
5445 DTC Pkwy., Suite 520
Greenwood Village, Colorado 80111
(303) 770-7254
(303) 770-7257 (fax)

        Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price	Amount of registration fee

Common stock, no par value	3,300,000 shares	$10.07	$33,231,000	$3,556

Common stock underlying common stock purchase warrants	1,650,000 shares	$10.07	$16,615,500	$1,778

Totals	4,950,000 shares	$10.07	$49,846,500	$5,334

(1)
Estimated solely for computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act. Based upon the closing price of common stock on the NASDAQ Over-the-Counter Bulletin Board as of January 6, 2006.

        The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated January 11, 2006

4,950,000 shares of common stock

Whitney Information Network, Inc.

        Our selling stockholders are offering for sale an aggregate of 4,950,000 shares of our common stock, comprised of 3,300,000 shares of common stock and 1,650,000 shares of common stock underlying common stock purchase warrants. The shares of common stock will be offered from time to time in open market transactions at prevailing market prices. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.

        Our common stock trades on the NASDAQ Over-the-Counter Bulletin Board under the symbol "RUSS." On January 6, 2006, the closing price of the common stock was $10.07 per share.

        Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 4.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2006.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Forward-Looking Statements
Price Range of Our Common Stock
Dividend Policy
Capitalization
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Our Management
Principal Stockholders
Related Party Transactions
Selling Stockholders
Description of Capital Stock
Legal Matters
Experts
Additional Information
Financial Statements

        Until                        , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary includes material items relating to the offering and should be read with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

Our Business

        Since 1992 we have provided post-secondary educational and training courses for students throughout the United States, covering:

  •
  real estate investing;

  •
  business strategies;

  •
  stock market investment techniques;

  •
  entering international business markets;

  •
  cash management;

  •
  asset protection; and

  •
  other financially-oriented subjects.

        We also develop and sell educational resource materials which we prepare to support our course offerings and for sale to the general public.

Our Strategy

        We conduct our operations through 11 wholly-owned U.S. and foreign corporate subsidiaries. In recent years we have expanded our course offerings and marketing areas, which has resulted in significant revenue and earnings growth. Our strategy is to continue our leadership in the financial education industry by:

  •
  increasing the number and types of our course offerings to reflect student interests;

  •
  expanding our markets outside the United States;

  •
  marketing our reference materials and on-line courses on a stand-alone basis;

  •
  diversifying our marketing to test other forms of media advertising; and

  •
  developing or acquiring accredited or licensed proprietary schools.

Our History

        We were incorporated in Colorado on February 22, 1996 under the name Gimmel Enterprises, Inc. In August 1998 we acquired all of the outstanding common stock of Whitney Education Group, Inc., a Florida corporation organized in November 1992, and Whitney Education became our wholly-owned subsidiary. In August 1998 we changed our name to WIN Systems International, Inc. and in February 1999 we changed our name to Whitney Information Network, Inc. All references throughout this prospectus include the operations of our 11 U.S. and foreign corporate subsidiaries. Our Web site is located at www.russwhitney.com. Information on our Web site is not a part of this prospectus.

        In August 2005 we contributed our stock market and other financial instrument investing programs and assets into a new wholly-owned subsidiary, EduTrades, Inc., in exchange for 5,200,000 shares of EduTrades common stock. We now operate EduTrades as a wholly-owned subsidiary. In November 2005 EduTrades filed a Registration Statement on Form S-1 to sell 2,600,000 shares of its common stock to the public at between $6.00 and $8.00 per share. The Registration Statement has not as yet been declared effective by the Securities and Exchange Commission.

The Offering

Securities Offered by the Selling Stockholders	3,300,000 shares of common stock and 1,650,000 shares of common stock underlying common stock purchase warrants
Common Stock Outstanding	10,559,660 shares of common stock as of January 6, 2006
NASDAQ Over-the-Counter Bulletin Board Symbol	RUSS
Risk Factors	Investment in our securities involves a high degree of risk and could result in a loss of your entire investment.
Use of Proceeds	We will not receive any proceeds from the sale of the common stock offered by the selling stockholders. Any funds received upon exercise of the warrants will be added to our working capital.

        At January 6, 2006, we also had outstanding stock options to purchase up to 1,691,250 shares of our common stock issued under our 1998 Stock Option Plan.

Description of Selling Stockholders

        Through this prospectus, we are registering the resale of 3,300,000 shares of common stock and 1,650,000 shares of common stock underlying common stock purchase warrants. We issued the common stock and warrants in a December 2005 $13.5 million private placement in which we sold 3,000,000 units of our securities, each unit consisting of one share of common stock and one-half common stock purchase warrant, at $4.50 per unit, to a group of 17 non-affiliated accredited investors and issued a unit warrant to our placement agent exercisable to purchase 300,000 units at $4.50 per unit. None of the selling stockholders are officers or directors of our company and only one selling stockholder is a 10% or greater stockholder.

Selected Consolidated Financial Data

        The following table sets forth our consolidated selected financial data as of and for the five-year period ended December 31, 2004. This data has been derived from our audited consolidated financial statements which appear elsewhere in this prospectus. The table also includes our consolidated selected financial data as of and for the nine months ended September 30, 2005 and 2004 which have been derived from our unaudited financial statements. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto which appear elsewhere in this prospectus.

Income Statement Data

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Operating revenue	$133,510,000	$109,270,000	$139,859,000	$94,958,000	$62,145,000	$42,158,000	$32,860,000
Net income (loss)	$16,377,000	$(16,020,000)	$(29,896,000)	$(1,558,000)	$6,230,000	$2,534,000	$(8,703,000)
Diluted net income (loss) per share	$1.81	$(1.89)	$(3.48)	$(0.19)	$.70	$.33	$(1.16)
Total assets	$87,025,000	$60,669,000	$56,955,000	$54,034,000	$26,167,000	$16,626,000	$13,655,000
Long-term obligations	$10,533,000	$11,922,000	$11,808,000	$9,421,000	$1,606,000	$575,000	$1,200,000
Stockholders' equity (deficit)	$(17,147,000)	$(19,901,000)	$(33,609,000)	$(4,157,000)	$(3,103,000)	$(10,383,000)	$(12,937,000)
Cash flow from operations	$13,587,000	$2,904,000	$2,192,000	$7,939,000	$9,731,000	$5,277,000	$3,545,000

Balance Sheet Data

	September 30, 2005	December 31, 2004	December 31, 2003
Total assets	$87,025,000	$56,955,000	$54,034,000
Total stockholders' equity (deficit)	$(17,147,000)	$(33,609,000)	$(4,159,000)
Book value per share (deficit)	$(1.84)	$(3.91)	$(0.51)
Diluted shares outstanding	9,321,000	8,589,000	8,188,000

RISK FACTORS

        You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in the common stock.

Volatility in the real estate or securities markets may reduce interest in our educational courses, thereby reducing our revenue.

        The level of public interest in investing in real estate or in securities significantly influences the demand for our educational and training programs. The real estate and securities markets have experienced varying levels of volatility in recent years. Negative developments in either market could cause a reduced demand for our programs, products and services, thereby reducing our revenue.

Failure to comply with state laws regulating the marketing and sale of our educational courses could harm our reputation and reduce the demand for our course offerings.

        Many states regulate the marketing and sale of our educational courses, including the content of advertisements to attract students. Failure to comply with these regulations could result in legal action instituted by the states, including cease and desist and injunction actions. In the event we are subject to such legal action, our reputation would be harmed and the demand for our course offerings could be significantly reduced.

If we do not successfully introduce new programs, products and services, our growth rate and revenue will be reduced.

        Our growth strategy is dependent on our ability to sell existing training programs, products and services to new students, to open new markets and to develop and introduce new educational programs, products and services. If we are unable to expand our markets and products, our growth rate and revenue will be reduced. Market conditions and the level of customer interest may be different for our current products than for new products, and there can be no assurance that we will be able to compete favorably with, and obtain market acceptance for, any such new programs, products or services.

If we fail to develop and then maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent financial fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would reduce our ability to obtain subsequent financing, if necessary, as well as reduce the trading price of our common stock.

        We are not currently subject to the internal control requirements of Section 404 of the Sarbanes-Oxley Act of 2002. If we become subject to Section 404 and fail to develop an effective system of internal controls, our ability to obtain subsequent financing as well as our stock price would be reduced. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, our independent auditors have recently noted in a letter to management outlining material weaknesses in our internal controls regarding financial reporting and have offered suggestions regarding our internal controls and operations. According to the letter, we currently do not have a sufficient amount or type of staff in the financial, accounting and external reporting areas. We are seeking an additional experienced controller with a background in public reporting responsibilities, and we intend to add further to our financial and reporting staff in order to meet our public reporting responsibilities. Areas for improvement in our accounting and financial reporting functions relate to reconciliation of our accounts; proper recordation of expenses and liabilities in the period to which they relate; proof of internal review and approval of accounting items; documentation of key accounting assumptions, estimates and/or conclusions; and documentation of accounting policies and procedures.

        We currently are taking steps to address these issues, but we may be hampered in this regard by our current level of staffing and our current accounting system. We cannot be certain that our efforts to improve our internal controls will be successful or that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to develop or maintain effective controls, or difficulties encountered in the effective improvement of our internal controls, could harm our operating results, cause us to fail to meet our reporting obligations, or cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock. If our internal controls are deemed to be inadequate, or if other unforeseen events occur, our external auditors could resign, leading to a delay in the preparation of our financial statements and an increase in our audit fees. If we were required to obtain new external auditors, those auditors could require a lengthy period to become familiar with our operations. The process of retaining new external auditors could also limit our access to the capital markets for an extended period of time.

The current market price of our common stock significantly exceeds our book value per share and increases the risk that our market value per share may decline in the future.

        The market price of our common stock was $10.07 per share on January 6, 2006 and greatly exceeded our September 30, 2005 book value per share, which was a deficit of $(17,147,000) or $(1.84) per share. The lower book value per share compared to our market price per share increases the risk that our market price per share may decline in the future.

Our chief executive officer owns over 50% of our outstanding capital stock, which means that he has the ability to approve or disapprove any matter requiring stockholder approval or prevent a change of control in our company.

        Russell A. Whitney, our Chief Executive Officer, owns over 50% of our outstanding capital stock. As such, Mr. Whitney can approve or disapprove any matter requiring the vote of our stockholders, including the election of directors. Mr. Whitney could, without other stockholders, vote to approve a transaction that may not be in the best interests of other stockholders or reject a transaction that may be in the best interests of other stockholders. Moreover, Mr. Whitney's stock ownership may prevent a third party from acquiring a controlling position in our common stock because in many instances, a third party desiring to purchase a controlling position in a public company is willing to pay a premium to the market price. Mr. Whitney's stock ownership would likely prevent such an event from occurring.

The loss of any of our key personnel, especially Mr. Whitney, could disrupt our operations and reduce our profitability.

        Our future success depends to a significant extent on the continued services of our senior management, including Russell A. Whitney, our Chief Executive Officer. We do not maintain key-man life insurance on the life of Mr. Whitney. The loss of the services of Mr. Whitney or other senior management could disrupt our operations and reduce our profitability.

Our Board of Directors, without stockholder approval, may issue preferred stock which could reduce the voting power or rights of our other stockholders and make it more difficult for a third party to acquire a majority of our outstanding voters stock.

        Our Board of Directors, without stockholder approval, may issue up to 10,000,000 shares of preferred stock. The Board of Directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions, which could reduce the voting power or other rights of the holders of common stock. Issuance of preferred stock could also have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from attempting to acquire, a majority of our outstanding voting stock.

FORWARD-LOOKING STATEMENTS

        This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," or "predicts" or the negative of such terms. These forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under the heading "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases. No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock has traded on the NASDAQ Over-the-Counter Bulletin Board under the trading symbol "RUSS" since August 1998. The high and low closing prices of our common stock for the last two years, by calendar quarter, are set forth below. These quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions.

	High Closing Price	Low Closing Price
Year Ended December 31, 2005
Fourth Quarter	$9.75	$4.55
Third Quarter	$5.00	$2.82
Second Quarter	$3.40	$1.20
First Quarter	$2.38	$1.10
	High Closing Price	Low Closing Price
Year Ended December 31, 2004
Fourth Quarter	$4.00	$1.90
Third Quarter	$4.65	$3.25
Second Quarter	$4.90	$3.95
First Quarter	$5.05	$4.20

        As of January 6, 2006, we had approximately 400 record and beneficial stockholders.

DIVIDEND POLICY

        We have not paid dividends on our common stock in the past and do not intend to pay dividends in the foreseeable future. Instead, we will retain any earnings to finance the expansion of our business and for general corporate purposes.

CAPITALIZATION

        The following table sets forth our capitalization at September 30, 2005. You should read this data in conjunction with the consolidated financial statements and notes to the consolidated financial statements contained elsewhere in this prospectus.

September 30, 2005
(unaudited)
Long-term debt, less current maturities	$10,553,000
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding	0
Common stock, no par value, 25,000,000 shares authorized, 8,705,000 issued and outstanding	$3,435,000
Paid in capital	$449,000
Accumulated deficit	$(20,768,000)
Total shareholders' equity (deficit)	$(17,147,000)
Total capitalization	$(6,594,000)

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth our consolidated selected financial data as of and for the five-year period ended December 31, 2004. The data for the five years has been derived from our audited consolidated financial statements, which appear elsewhere in this prospectus. The table also includes consolidated selected financial data as of and for the nine months ended September 30, 2005 and 2004 which have been derived from our unaudited financial statements. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto.

Income Statement Data

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Operating revenue	$133,510,000	$109,270,000	$139,859,000	$94,958,000	$62,145,000	$42,158,000	$32,860,000
Net income (loss)	$16,377,000	$(16,020,000)	$29,896,000	$(1,558,000)	$6,230,000	$2,534,000	$(8,703,000)
Diluted net income (loss) per share	$1.81	$(1.89)	$(3.48)	$(0.19)	$.70	$.33	$(1.16)
Total assets	$87,025,000	$60,669,000	$56,955,000	$54,034,000	$26,167,000	$16,626,000	$13,655,000
Long-term obligations	$10,533,000	$11,922,000	$11,808,000	$9,421,000	$1,606,000	$575,000	$1,200,000
Stockholders' equity (deficit)	$(17,147,000)	$(19,901,000)	$(33,609,000)	$(4,157,000)	$(3,103,000)	$(10,383,000)	$(12,937,000)
Cash flow from operations	$13,587,000	$2,904,000	$2,192,000	$7,939,000	$9,731,000	$5,277,000	$3,545,000

Balance Sheet Data

	September 30, 2005	December 31, 2004	December 31, 2003
Total assets	$87,025,000	$56,955,000	$54,034,000
Total stockholders' equity (deficit)	$(17,147,000)	$(33,609,000)	$(4,159,000)
Book value per share (deficit)	$(1.84)	$(3.91)	$(0.51)
Diluted shares outstanding	9,321,000	8,589,000	8,188,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations for the periods indicated should be read in conjunction with our financial statements, the notes related thereto and the other financial data included elsewhere in this prospectus.

Critical Accounting Policies

        Speaker fee commission payments earned for generating revenue are deferred until such time as the revenue is earned. Advertising costs, training room rentals and direct selling expenses are expensed as incurred. Advertising paid in advance is recorded as prepaid until such time as the advertisement is published.

        Historically, the amount of advertising and direct selling expenses that we incur is directly related to the amount of revenue we earn in the form of course revenue. The revenue from training courses can be deferred as much as one year after the advertising and selling expenses advanced to acquire that revenue are spent. From a financial reporting standpoint, this business model, coupled with this revenue recognition and expense deferral policy, creates increased losses, or reduced net income, in periods in which sales are growing significantly. We had deferred revenue at September 30, 2005 of $80,463,000, most of which will be reported as income in 2006.

Deferred Revenue and Expenses

        We are engaged primarily in the business of providing financial education through training courses, which we also refer to as "programs" as well as educational materials. We record the proceeds from the sale of training programs as deferred revenue when it is received. The revenue is earned when the student attends the training program or at the expiration of our obligation to provide training, whichever comes first. Students pay for the courses in advance, the fees are generally non-refundable, and the students are allowed one year to complete their program. A student of an advanced training course may request and receive a refund before the start of the second day of training. A student may also receive a refund within three days of their purchase by exercising a right of rescission. In such cases, the corresponding amount of deferred revenue is relieved with no impact on the consolidated statement of operations.

        Certain speaker fees and commission payments are deferred until the revenue is earned. Advertising costs, training room rentals and direct selling expenses are expensed as incurred. Advertising paid in advance is recorded as prepaid until such time as the advertisement is published.

        Historically, the amount of revenue earned is directly related to the amount of advertising and direct selling expenses incurred. The revenue from the training courses can be deferred as much as one year after the advertising and selling expenses are spent. A statement of operations will show increased losses, or reduced net income, in periods in which sales are growing at a fast rate.

        From a balance sheet perspective, the liability, which we designate as "deferred revenue," will increase when the amount of program sales exceed the amount of programs attended and the amount of program expirations. At September 30, 2005, we had deferred revenue of $80,463,000. When there are more training courses completed, as compared to the amount of new program sales, our deferred revenue will decrease and therefore increase our income. Furthermore, since we receive cash in advance of providing the training, we need to retain sufficient cash to pay final training costs.

Nine Months Ended September 30, 2005 Compared to September 30, 2004

        Total revenue for the nine months ended September 30, 2005 was $133,510,000, an increase of $24,240,000, or 22% compared to the same period in 2004 of $109,270,000. Of these amounts,

$84,976,000 and $57,426,000 respectively were received from the delivery of Advanced Training courses for the nine months ended September 30, 2005 and September 30, 2004. Of these amounts, $21,329,000 and $29,380,000, respectively, were earned from the delivery of 3-Day Basic Training courses for the nine months ended September 30, 2005 and September 30, 2004. The fees charged for the 3-Day Basic Training were lowered in 2005 to attract more students. The balance of the revenue was earned from the sale of products, conferences and other related income. This increase in course revenue was directly attributable to an increase in the number of attendees at our training courses.

Revenue Comparisons (in thousands)

	For the Nine Months Ended September 30,
	2005	2004	% change
Receipts:
Basic Training	$21,329	$29,380	(27)
Advanced Training	85,861	57,426	48
Outreach programs	30,056	17,869	68
Products	8,408	6,673	39
Other	5,630	14,912	(62)
Total receipts	$151,284	$126,260	20

Net increase in deferred revenue	(17,774)	(16,990)
Sales	133,510	109,270	22

        The following table illustrates the number of events and the number of attendees for the comparative periods:

	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Number of Events
Free Preview Training	3,328	3,462
3-Day Basic Training	711	609
Advanced Training	496	399
Number of Attendees
Free Preview Training	202,137	205,512
3-Day Basic Training	56,926	34,059
Advanced Training	10,849	8,466

        The increase in overall revenue over the comparable period in 2004 is a trend that is expected to continue throughout the year. The increase in the number of events and in the number of attendees is also expected to continue.

Direct Course Expenses

        Direct course expenses relate to our basic and advanced training and consist of instructor fees, facility costs, travel team coordinators and staff, and travel expenses. The only expenses that are deferred until the related revenue is realized are the related commissions paid.

        Direct course expenses increased for the nine months ended September 30, 2005 to $71,317,000, an increase of $30,583,000 or 75% over the prior comparable period in 2004 of $40,734,000. This increase in expenses is consistent with the increase in the amount of basic and advanced training courses that were held during the periods in question. Approximately 36% of these expenses are attributable to the delivery of 3-Day basic training courses, with the balance, 64%, being attributed to the delivery of advanced training courses.

Advertising and Sales Expense

        Advertising and sales expense as a category consists of two components, advertising expense and sales expense. Approximately 80% of all advertising is through television, with the balance consisting of direct mail, newspaper and radio. Sales expense is the cost associated with the initial free preview trainings and the acquisition costs of acquiring new students. These costs consist of presenter's sales commissions, assistants and coordinators expenses and travel expenses.

        Advertising and sales expense for the nine months ended September 30, 2005, was $38,364,000, a decrease of $23,543,000, or 38%, compared to the same period in 2004 of $61,907,000. This decrease is disproportionate with the increase in the number of new events being held this period. Many improvements have been made to the quality of media buys and better media scheduling. Our marketing model indicated the acquisition cost per student for our brands was expected to improve, and it has in 2005. We anticipate that the increase in the number of new students purchasing training courses will continue throughout the year as additional marketing resources are added and as the efficiency of the marketing programs is improved.

General and Administrative Expenses

        General and administrative expenses consist primarily of payroll, benefits, and related expenses, insurance, office and facility expenses, and depreciation and amortization expense.

        General and administrative expenses decreased to $15,841,000 a decrease of $7,906,000, or 33% over the comparable period in 2004 of $23,747,000. Management continues to exercise prudent control over our expenses. However, some economies of scale and general efficiencies have been realized, as demonstrated by the ratios of general and administrative expenses to revenue. The first nine months of 2004, these expenses were 21.7% of revenue. In 2005 they improved to 11.9% of revenue. As revenue continue to increase, these expenses will also increase, although at a lesser rate of growth.

Net Income

        Earnings for the first nine months of 2005 increased over $32,000,000 when compared to the loss for the same period in 2004. In 2004 we had a net loss of $16 million compared to net income of $16 million in 2005. We have increased revenue, controlled costs and have provided a new model for delivery that should continue to produce positive results. In the third quarter of 2005, we recognized $6,679,000 of net deferred tax assets primarily related to the expected utilization of net operating loss carryforwards management believes are more likely than not to be realized. This created a net tax benefit in the period of $6,679,000.

Liquidity and Capital Resources at September 30, 2005

        Our capital requirements consist primarily of working capital, capital expenditures and acquisitions. Historically, we have funded our working capital and capital expenditures using cash and cash equivalents on hand. Cash increased by $14,153,000 to $20,898,000 compared to a decrease of $6,128,000 in the previous comparable period in 2004. This increase is directly attributable to the increase in revenue and our control of expenditures.

        Our cash provided by operating activities was $13,587,000 and $2,582,000 for the nine months ended September 30, 2005 and 2004, respectively. As we continue to deliver its training courses, cash flows should continue to increase.

        Our cash provided by (used in) investing activities was $2,225,000 and $(7,428,000) for the nine months ended September 30, 2005 and 2004, respectively. Cash used to purchase property and equipment was $8,338,000 for the nine months ended September 30, 2004 as compared to $460,000 for the same period in 2005. In addition, in 2005, cash was provided from the sale of assets $3,127,000 and in 2004 the sale of land provided $827,000. We will continue to invest in property and equipment in future periods for facility expansion, computer and software upgrades, and geographic expansion. We intend to build up our cash reserves to fund our operations and, to the extent we have excess cash available, we may also invest in other real estate projects. We will continue to pursue other acquisition opportunities. For these reasons, cash used in investing activities is anticipated to increase as a percentage of cash flows in future periods.

        Our cash used in financing activities was $1,578,000 and $1,443,000 for the nine months ended September 30, 2005 and 2004, respectively. Debt was reduced $1,438,000 for the nine months ended September 30, 2005 and $4,891,000 for the same period in 2004. As we continue to generate cash flow from operations, it may consider some additional reduction of long-term debt as a financing option. However, cash used in investing activities is anticipated to decrease as a percentage of cash flows in future periods.

        At September 30, 2005, we had unused letters of credit to secure merchant accounts and certain state bonding requirements aggregating $1,500,000, which are supported by certificates of deposit which carry an interest rate of 2.9% and 3.68%, respectively. Merchant account reserves (funds on deposit with credit card processors) was $7,285,000 on September 30, 2005 as compared with $103,000 on September 30, 2004.

        Historically, we have been able to fund all of our operations from existing working capital. We intend to continue to use working capital for operating purposes. From time to time, we evaluate potential acquisitions of business products or technologies that complement our business. To the extent that resources are insufficient to fund future activities, we may need to raise additional funds. However, there can be no assurance that additional funding, if needed, will be available. If adequate funds are not available on acceptable terms, we may be unable to expand our business, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, operating results and financial condition.

        On November 2, 2005, we sold our 50% interest in an office building in Orlando, Florida. The selling price was $20,300,000, comprised of $9,350,000 in cash at closing, which was used to retire the mortgage, and a promissory note in the amount of $10,950,000, secured by the land and the building.

        In December 2005 we closed a private placement of 3,300,000 units of our securities, each unit consisting of one share of common stock and one-half common stock purchase warrant to purchase an additional one-half share at $6.00 per share. The units were sold at $4.50 per unit. The securities are being registered for sale pursuant to this prospectus. Russell A. Whitney, our Chief Executive Officer, sold 1,250,000 of the units and we sold the remaining 1,750,000 units. The private placement generated gross proceeds to us of $7,875,000 before deducting offering costs.

        The following reflects our commitments for debt and other commitments. (in thousands) as of September 30, 2005.

	Debt	Operating Lease Commitments	Total
2005 (September through December)	$105	$245	$350
2006	523	391	914
2007	539	301	840
2008	7,836	123	7,959
2009	332	127	459
Thereafter	1,540	108	1,648
Total	$10,875	$1,925	$12,170

        In December 2005 we entered into a commitment for approximately $600,000 for new software which includes licensing, training and maintenance.

        We believe our cash resources are more then sufficient to fund our operations and growth plans for the next 12 months.

Impact of Inflation

        Inflationary factors such as increases in the cost of labor directly affect our operations. Most of our leases provide for cost-of-living adjustments and require us to pay taxes, insurance and maintenance expenses, all of which are subject to inflation. Additionally, our future lease costs for new facilities may include potentially escalating costs of real estate and construction. There is no assurance that we will be able to pass on increased costs to its customers.

        Depreciation expense is based on historical cost of fixed assets, and is therefore potentially less than it would be if it were based on current replacement cost. While property and equipment acquired in prior years will ultimately have to be replaced at higher prices, it is expected that replacement will be a gradual process over many years.

Year Ended December 31, 2004 Compared to December 31, 2003

Revenue

        Total revenue for the year ended December 31, 2004 was $139,859,000, an increase of $44,901,000 or 47%, compared to the same period in 2003. The increase in sales was caused by several factors. There was significant growth in all segments of the business. Our Cash Flow Generator brand, which was introduced in 2003, had revenue of $22,500,000 in 2004. Our Star Trader brand began training programs in November 2003 and did not show significant revenue in 2003, but had revenue of $8,700,000 in 2004. Our Teach Me To Trade brand showed a 100% increase in sales ($36,000,000 vs. $18,000,000 in 2003). U.K.-based sales increased by over 34% from $8,100,000 in 2003 to $10,900,000 in 2004, as well as Canadian-based sales increased from $2,500,000 in 2003 to $6,400,000 in 2004, an increase of 156%. In addition to growth in our training segments, our telemarketing sales increased by 107% from $12,100,000 in 2003 to $25,100,000 in 2004. The financial education training programs were approximately 28% of gross revenue for 2004. They were not significant in prior periods. The foreign-based sales for 2004 were approximately 14% of gross revenue, or $17,300,000, an increase of $3,975,000, or 30%, of the 2003 revenue of $13,325,000.

        The proceeding discussion provides a breakdown of what operations and products have accounted for our increase in revenue for the year ended December 31, 2004 over the comparable period for 2003. The overriding theme is that the increase in revenue resulted from an increase in our sales volume, courses held, and courses attended. In November, 2004, we raised the price of our courses an average of 10.2%, while not raising the price of materials. It was the first price increase in our courses for over two years. Consequently, nearly all of the increase in revenue is attributable to volume increases. The following table shows the number of courses held and the number of attendees in 2003 and 2004:

	Number of Events	Number of Students
Free Preview Trainings—2003	508	346,059
Free Preview Trainings—2004	842	455,109
Fulfillment Trainings—2003	334	16,575
Fulfillment Trainings—2004	837	40,831
Advanced Trainings—2003	1,282	10,450
Advanced Trainings—2004	789	14,098

        Our telemarketing business is responsible for approximately 16% of our total revenue. We telemarket our products and services to four types of people: Those who registered to attend one of our free preview trainings, but did not attend; those who attended one of our training events, who purchased another of our trainings, and who have completed the trainings within the last six months; those who attended one of our free preview trainings and who chose not to purchase any trainings or products; and those people who contact us through the Internet and express an interest in being contacted. Our telemarketing division sells the same products and trainings as our live events, and also sells personal coaching, which is not offered at our live trainings. The revenue recognition policy of the items sold is the same as the revenue recognition policy of the items sold at our other events. Revenue is not recognized until the trainings or coaching is delivered, or until the contract period expires. The amount of course revenue generated from contract expirations is significant. We intend to increase the percentage of revenue realized from course attendance over the revenue realized from contract expirations. We have business relationships with other people and businesses in the same or similar lines of business with which we joint venture certain marketing initiatives. Our efforts with these joint venture partners result in the sales of our products and trainings. The difference is that our joint venture partners do the marketing for and manage the production of those events. Our representatives are offered an opportunity to appear at those events and present to the audience the various products and trainings we offer. The profits generated from sales that occur at these events are then split in different ratios between our company and the particular joint venture partner.

Direct Course Expenses

        Direct course expenses, which consist of instructors' fees, facilities costs and field representatives' salaries and travel expenses, increased proportionately in comparison with the increase in sales for the year ended December 31, 2004 to $57,952,000, an increase of $11,148,000 or 24% compared to $46,804,000 in the same period of 2003. Direct course expenses as a percent of revenue were 41% for 2004 versus 49% for 2003. Direct course expenses are primarily driven by the number of courses held. The overall increase in courses held during 2004 were 2,468 compared to 2,132 in 2003. The only expense that is deferred and matched to the amount of revenue that is deferred is the speaker commissions that are paid for the sales that are generated. Included in the consolidated statement of operations for direct course expenses is the expense related to the commissions that are paid on earned revenue. Speaker fee commissions are approximately 8.4% of the revenue amount generated. We do not expect this ratio to significantly change, although some areas will see increased expense and some will see reductions. Economies of scale are anticipated in the direct course expenses as alternative delivery methods are being developed and implemented. These improvements will, however, be offset by an increase in the cost of delivering a higher ratio of courses to students.

        General and administrative expenses increased to $33,150,000, an increase of $10,795,000 or 48%, compared to $22,355,000 for the same period in 2003. This increase was due primarily to increased personnel hired to handle the increase in our volume of business. Payroll and payroll benefits account for approximately 89% of general and administrative expenses. It includes bonuses to executive officers of $1,350,000. This makes general and administrative expenses controllable as our volume grows or contracts. General and administrative expenses as a percent of sales, decreased by 0.2%. However, we believe that this trend will not continue. Significant increases in the following administrative areas are planned:

  •
  recruiting more professional managers with prior experience operating high growth companies of this size;

  •
  improving and upgrading the content of our course offerings and our student services department;

  •
  improving and upgrading our technology platforms;

  •
  increasing corporate training for our trainers, managers, and employees; and

  •
  adding more administrative offices as we expand into new countries.

Advertising and Selling Expenses

        Advertising and sales expense, of which advertising represents approximately 85% of the expense for the year ended December 31, 2004, were $79,533,000, an increase of $52,025,000 or 189%, compared to $27,508,000 in the same period in 2003. The addition of more brands, the continued expansion of the brands internationally, and the expansion in the number of selling teams for each brand were reflected in this increase. Advertising and sales expense is primarily driven by the number of free previews held as this is where the initial investment is made. Under the current methods of accounting used, all of the advertising expenses and most sales expenses are attributable to the free preview trainings and are not deferred until the related deferred revenue is earned. The growth of the advertising and sales expense over the comparable period of 2003 is primarily due to the increase in free preview trainings held, from 476 to 842 in 2003 and 2004, respectively. We expect that this trend will continue and that advertising and selling expenses will continue to increase as we increase its course offerings.

Net Income

        Net loss for the year ended December 31, 2004 was $29,896,000, as compared with a net loss of $1,558,000 for the year ended December 31, 2003, an increased loss of 1,819% or $(3.48) per share, as compared to $(0.19) per share for the prior year. The increased loss is directly attributable to increased expenses in all categories in 2004 over the prior period, and to the fact that new sales of advanced training courses continue to outpace the rate at which courses are offered and delivered to students. This is reflected in the fact that deferred revenue increased by $24,096,000 in 2004, as compared to an increase of only $14,044,000 in 2003. As long as our sales show high growth rates, we must also expand our course offerings to keep pace with that growth. This is a critical performance indicator for us. So long as course delivery can keep pace with sales, we can report net income more closely related to cash provided from operations. In the event that sales of courses continue to outpace the delivery of those courses, then we may continue to show losses, or lower net profits.

Year Ended December 31, 2003 Compared to December 31, 2002

Revenue

        Total revenue for the year ended December 31, 2003 was $94,958,000, an increase of $32,813,000, or 53%, compared to the same period in 2002. The increase in sales was caused by several factors. First, there was significant growth all segments of the business. Co-marketing efforts with business joint ventures had an increase in sales over 2002 of $7,000,000. The Cash Flow Generator brand was new in 2003 and showed strong results for the first year ($9,500,000) The Star Trader brand began training programs in November 2003 and did not show significant revenue in 2003. The Teach Me To Trade brand showed a large increase in sales over 2002 (18,000,000 gross, 15,200,000 earned), U.K.-based sales increased over 2002 (8,100,000 gross, 5,700,000 earned) as well as the Canadian-based sales ($2,500,000). Much of this increase in sales was treated as deferred revenue at December 31, 2003 ($14,000,000) as the course deliveries were unable to grow as fast as sales. In addition to growth in the training segments, our telemarketing sales increased by 41% from $8,600,000 in 2002 to $12,100,000 in 2003. The financial education training programs were approximately 25% of gross revenue for 2003. They were not significant in prior periods. The U.K.- and Canadian-based sales for 2003 were approximately 15% of gross revenue, and they were not significant in prior periods.

        Secondly, our customers' contract periods were shortened to one year. Consequently, our responsibility to deliver additional training expired in one year. Prior to July 2002, the contract period lasted eighteen months. This resulted in an increase in revenue realized from contract expirations compared to 2002 ($5,500,000). And lastly, we were able to significantly increase the number of students completing our training courses over the prior year.

        The proceeding discussion provides a breakdown of what operations and products have accounted for our increase in revenue for the year ended December 31, 2003 over the comparable period for 2002. The overriding theme is that the increase in revenue has been caused by the increase in our sales volume, courses held, and course attendees. We have not had a price increase in its courses for over two years. Consequently, all of the increase in revenue is attributable to volume increases. The following table shows the number of courses held and the number of attendees in 2002 and 2003:

	Number of Events	Number of Students
Free Preview Trainings—2002	258	133,844
Free Preview Trainings—2003	508	346,059
Fulfillment Trainings—2002	318	11,597
Fulfillment Trainings—2003	334	16,575
Advanced Trainings—2002	850	5,314
Advanced Trainings—2003	1,282	10,450

        Our telemarketing business is responsible for approximately 12% of total revenue. We telemarket our products and services to four types of people: Those who registered to attend one of our free preview trainings, but did not attend; those who attended one of our training events, who purchased another of our trainings, and who have completed the trainings within the last six months; those who attended one of our free preview trainings and who chose not to purchase any trainings or products; and those people who contact us through the Internet and express an interest in being contacted. Our telemarketing division sells the same products and trainings as our live events, and also sells personal coaching, which is not offered at our live trainings. The revenue recognition policy of the items sold is the same as the revenue recognition policy of the items sold at our other events. Revenue is not recognized until the trainings or coaching is delivered, or until the contract period expires.

        We have business relationships with other people and businesses in the same or similar lines of business. Our efforts with theses joint venture partners result in the sales our company's products and trainings. The difference is that our joint venture partners do the marketing for and manage the production of those events. Representatives of our company are offered an opportunity to appear at those events and present to the audience our various products and training. The profits generated from sales that occur at those events are then split in different ratios between our company and the particular joint venture partner.

Direct Course Expenses

        Direct course expenses, which consist of instructors' fees, facilities costs and field representatives' salaries and travel expenses, increased proportionately in comparison with the increase in sales for the year ended December 31, 2003 to $46,804,000, an increase of $18,420,000, or 65%, compared to $28,384,000 in the same period of 2002. Direct course expenses as a percent of revenue were 49% for 2003 versus 46% for 2002. Direct course expenses are primarily driven by the number of courses that are held. The overall increase in courses held during 2003 of 2,132, compared to 1,426 in 2002, drives these expenses. The only expense that is deferred and matched to the amount of revenue that is deferred is the speaker commissions that are paid for the sales that are generated. So included in the consolidated statement of operations for direct course expenses is the expense related to the commissions that are paid on deferred revenue that is earned. The increase in the amount of deferred revenue earned is illustrated in the increase in the number of advanced course attendees from 5,314 in 2002, to 9,960 in 2003. Speaker fee commissions are approximately 12% of the revenue amount generated. We do not expect this ratio to significantly change, although some areas will see increased expense and some will see reductions. Economies of scale are anticipated in the direct course expenses as alternative delivery methods are being developed and implemented. Also, we believe that significant reductions in the cost of instructor fees and facility costs can be obtained in 2004 and beyond. These improvements will however, be offset by an increase in the cost of delivering a higher ratio of courses to students. The amount of course revenue generated from contract expirations is a significant issue in our eyes and we intend to increase the percentage of revenue realized from course attendance over the revenue realized from contract expirations.

        General and administrative expenses increased to $22,355,000, an increase of $8,491,000, or 61%, compared to $13,864,000 for the same period in 2002. This increase was due primarily to increased personnel hired to handle the increase in our volume of business. Payroll and payroll benefits account for approximately 80% of general and administrative expenses. This makes general and administrative expenses controllable as our volume grows or contracts. General and administrative expenses as a percent of sales have increased by 2-4% over the past three years, and we believe that this trend will continue, although at a moderate rate. Significant increases in the following administrative areas are planned:

  •
  recruiting more professional managers with prior experience operating high growth companies of this size;

  •
  improving and upgrading the content of our course offerings and our student services department;

  •
  improving and upgrading our technology platforms;

  •
  increasing corporate training for our trainers, managers and employees; and

  •
  adding more administrative offices as we expands into new countries.

Advertising and Selling Expenses

        Advertising and sales expense, of which advertising represents approximately 22% of the expenses for the year ended December 31, 2003, were $27,508,000, an increase of $13,572,000, or 97%, compared to $13,936,000 in the same period in 2002. The addition of more brands, the continued

expansion of the brands internationally, and the expansion in the number of selling teams for each brand were reflected in this increase. Advertising and sales expense is primarily driven by the number of free previews held as this is where the initial investment is made. Under the current methods of accounting used, all of the advertising expenses and most sales expenses are attributable to the free preview trainings and are not deferred until the related deferred revenue is earned. The growth of the advertising and sales expense over the comparable period of 2002 is primarily due to the increase in free preview trainings held from 258 to 476 in 2002 and 2003, respectively. We expect that this trend will continue and that advertising and selling expenses will continue to increase as we increase its course offerings.

Net Income

        Net loss for the year ended December 31, 2003 was $1,558,000 as compared with net income of $6,230,000 for the year ended December 31, 2002, a decrease of 125% or $(.19) per share as compared to $.78 per share for the prior period. The decrease is directly attributable to increased expenses in all categories in 2003 over the prior period, and to the fact that new sales of advanced training courses continue to outpace the rate at which courses are offered and delivered to students. This is reflected in the fact that deferred revenue increased by $14,044,000 in 2003, as compared to an increase of only $612,000 in 2002. As discussed in the revenue and expense recognition policies, this trend will continue. As long as we sales show high growth rates it must also expand its course offerings to keep pace with that growth. This is a critical performance indicator for us. So long as course delivery can keep pace with sales, then we can report net income more closely related to cash provided from operations. In the event that sales of courses continue to outpace the delivery of those courses, then we may continue to show losses, or lower net profits.

OUR BUSINESS

Current Operations

        Since 1992 we have provided post-secondary educational and training courses for students throughout the United States. In recent years we have expanded our operations to include course offerings to students in Canada and the United Kingdom. Our courses provide instruction in:

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  real estate investing;

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  business strategies;

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  stock market investment techniques;

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  entering international business markets;

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  cash management;

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  asset protection; and

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  other financially-oriented subjects.

        We also develop and sell educational resource materials, which we prepare, to support our course offerings and for sale to the general public.

        Beginning in 1992, we focused primarily on basic and advanced real estate training programs which we offered throughout the United States. Our U.S.-based real estate training programs represented approximately 68% of our revenue in 2004 compared to 79% of our revenue in 2003. Since 2001 we have gradually expanded our course offerings and geographical markets. We currently offer approximately 175 educational courses and training programs per month covering more than 25 financially-oriented subjects which we provide either for free or on a fee basis to over 30,000 attendees per month. For the year ended December 31, 2004, approximately 88% of our revenue was generated from domestic sales and 12% was generated from sales made in Canada and the United Kingdom. For the year ended December 31, 2004, approximately 75% of our revenue was generated by students enrolled in one of our previous programs. Our tuition averages approximately $4,500 per course. Our training is offered in the U.S. and internationally:

  •
  in leased training and meeting facilities and conference centers;

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  at regional training centers located in hotels or other temporarily rented facilities selected by us; and

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  at our 7,000 square foot international training facility and conference center in Costa Rica.

        Our students are primarily recruited by attending a free informational training session related to a specific educational subject which is hosted by one of our trainers or others and held at a local hotel or other rented auditorium facility. The subject, date and location of the training session are generally advertised in local newspapers, on our Web site at www.russwhitney.com, in television advertisements and through direct mailings and telemarketing. We hold these sessions in metropolitan areas throughout the United States, Canada and the United Kingdom. Following the free informational training session, the student may purchase reference materials on the subject discussed or may elect to receive further fee-based training in the many financial subjects we offer, either in the student's hometown or in regional training centers. We engage over 200 trainers, instructors and mentors in connection with our various educational course offerings.

        Following the first fee-based training session, students interested in learning more on the course topics may also subscribe to our periodic publications, purchase books or software programs or attend advanced training courses. In addition to our over 25 resource publications, we offer three-day advanced training programs throughout the United States, in Canada and the United Kingdom. We

also provide post-training programs conducted by over 80 mentors, who travel to students' hometowns for "hands on" business training.

        Our telemarketing business is responsible for approximately 16% of total revenue and is generated by one of our subsidiaries. We telemarket our products and services to four types of people: Those who registered to attend one of our free preview trainings, but did not attend; those who attended one of our training events, who purchased another of our trainings, and who have completed the trainings within the last six months; those who attended one of our free preview trainings and who chose not to purchase any trainings or products; and those people who contact us through the Internet and express an interest in being contacted. Our telemarketing division sells the same products and trainings as our live events, and also sells personal coaching, which is not offered at our live trainings.

        Currently, approximately 68% of our revenue is derived from our various real estate training courses, which include leveraged residential and commercial real estate acquisition, real estate financing techniques, the use of purchase/lease options, property management and real estate foreclosure techniques. The balance of our revenue is divided between courses offering other business strategies, such as stock market strategies, options trading, asset protection, acquisition of commercial real estate properties, creative financing techniques, international finance and topical business subjects along with the sale of reference materials.

        We support and supplement our educational training by providing our students with a series of outlines, magazines, books, cassette tapes, CDs, Web-based interactive discussions and learning tools and software programs. Currently, we offer over 35 educational publications and software packages, which are distributed to students registered in our educational programs and sold directly to the public.

Our Strategy

        Our goal is to continue to expand our operations in the financial education industry. In order to do so, we have implemented a strategy that includes:

  •
  Increasing the number and type of our course offerings.  We intend to continue to increase the number and type of our educational course offerings in order to attract more students. New courses will further diversify our financial educational products and include subjects which we believe are gaining in interest and popularity among students, such as courses on acquisition of mobile and manufactured homes, tax liens, rehabilitation projects and real estate portfolio management.

  •
  Expanding our markets outside the United States.  Consistent with our earlier expansions to Canada and the United Kingdom, we intend to add new markets in order to attract students we do not currently reach. Initially, we expect to focus our expansion efforts on English speaking European countries, beginning with Ireland and Scotland.

  •
  Marketing our reference materials and online courses.  We intend to emphasize the direct marketing of educational products and reference materials which we currently use primarily to support our training programs. These products will be marketed on a stand alone basis through direct mail campaigns and promotions on our Web sites. We also intend to develop selected courses electronically, primarily online, as well as through traditional student-attended programs and classes. Our electronic courses will be used to supplement our existing courses and will be marketed using television infomercials developed and produced by us. Responses generated from our direct mail and infomercial campaigns will also be used to market our existing training programs and courses to those who responded.

  •
  Diversifying our media advertising.  We intend to increase our print and television advertising and test new forms of marketing, including direct mail campaigns, e-mail campaigns and attending real estate and financial product shows, seminars and conventions. We also intend to develop and produce infomercials to specifically market our reference materials and our electronic courses.

  •
  Developing or acquiring accredited or licensed proprietary schools.  We are licensed in Texas as a proprietary school and intend to develop this portion of our financial education business. We may seek to expand our proprietary school operations by developing new schools that offer post-secondary education technical courses or by acquiring existing schools from third parties. We have no understandings or agreements to develop or acquire any such schools at the present time.

Educational Training

        Following a free informational training session, we offer our students a variety of educational courses, which we also refer to as "programs," as well as educational materials. These programs provide the opportunity to train either in the student's home town or at local or regional camps. Our trainers take students step-by-step through a curriculum that stresses a broad range of financial educational training, money management and asset protection. We do not have any specific educational requirements for our trainers, but we do require that they have experience with respect to the subjects they teach and that they have completed training programs which we provide that prepares them to teach their particular subjects. Our financial educational training is taught to students in the United States, Canada and the United Kingdom through traditional course study and hands-on training, and includes the following subjects:

        Basic Training.    Following the free educational training session, our students may elect to learn more about the subject by attending a basic course in the student's home town.

        Real Estate.    Our Building Wealth Workshop training is a local training program offering a curriculum that focuses on the general business of real estate and teaches the fundamentals of negotiating real estate purchases with sellers, rehabilitating distressed properties, leasing rental units to tenants and using a database to generate multiple sources of cash flow. Students are taught the mechanics of completing a real estate transaction in their community, from writing a contract to closing the transaction, with emphasis upon creative financing strategies.

        Our Cash Flow Generator training is also a local training program offering a curriculum in real estate but with a different emphasis. It concentrates on the "buy, fix up and sell concept." It emphasizes turning real estate quickly rather than holding long-term.

        Business.    Our three-day business local training workshops currently are in development and are being designed to teach students how to organize and build a business, how to broker or buy judgments, discount notes and mortgages, how to fund a retirement plan at maximum levels, how to purchase property at discount prices through auctions or online trading and how to arrange E-commerce accounts for clients and customers.

        Financial.    Our Teach Me To Trade Training Academy is a local training program offering a curriculum that focuses on stock market trading strategies and uses proprietary software and specific teaching techniques designed by us. Students are taught to understand the stock markets, investment strategies, risks and how to maximize returns in both bull and bear markets.

        Our Star Trader training is similar to the Teach Me To Trade training, but with different emphasis. Star Trader emphasizes stock trading and the use of options and option trading in its program. Similar to our two real estate training brands, Star Trader appeals to students who have a higher risk tolerance than Teach Me To Trade students.

Advanced Real Estate Training

        Upon completion of a local basic training program, students may seek more advanced training at our specialized regional training centers, which are generally three days in length and are held in locations around the country. Many of these programs offer local tours so that students can observe negotiating techniques and view properties in the area. Students are led through real estate acquisition and financing transactions from beginning to end and are provided with a number of real estate acquisition strategies.

        Intensified Real Estate Training.    Our Intensified Real Estate Training course is offered at training centers in Cape Coral, Florida and in other locations in Florida and in other states. This course expands upon the students' knowledge of real estate gained from our basic course. During Intensified Real Estate Training, students learn how to locate and analyze various property types and how to effectively analyze property income and expense. Students telephone actual sellers and then tour properties offered for sale throughout the Cape Coral and Fort Myers, Florida areas. Students then conduct real estate investment negotiations and may complete transactions under the supervision of their instructor. Guest speakers including investors, property managers, developers, grant officers, loan officers, realtors and mortgage brokers explain how students can locate financing for a variety of transactions, from multi-unit apartment complexes to unimproved land.

        Wholesale Buying.    Our Wholesale Buying training course instructs students on the fundamentals of identifying, locating, negotiating, financing and disposing of wholesale properties. Students are also taught how to develop an investor database and how to manage out-of-state properties. While enrolled in this program, students develop a five-year investment plan with the help of our instructors. This program is focused upon taking students from the level of novice investor to a proficiency in managing a real estate investment portfolio.

        Foreclosure.    Our Foreclosure Training course teaches the intricacies of the real estate foreclosure process, how and why foreclosures occur, the role of secured lenders in foreclosure actions and discusses laws that affect lenders and borrowers. Students visit a local county courthouse to search foreclosure records and review title and tax information. Students visit with owners of properties that are in foreclosure and learn how to negotiate transactions for properties in foreclosure. Our instructors also teach students how to read foreclosure notices and how to refinance their acquisitions to generate cash at the closing. Students also learn how to inspect, estimate the value of and rehabilitate houses.

        Purchase Options.    Our Purchase Option training course is designed to teach students how to control an equitable interest in property without actually owning the property and how to create lease options on properties. Students learn how to structure lease options and purchase options and how to generate cash from purchase real estate transactions. Included with the course is a field trip and detailed information on how to select appropriate properties for option or purchase. Other sessions include negotiating with prospective sellers and prospecting for tenants, buyers and lessees.

        Property Management Cash Flow.    Our Property Management & Cash Flow training course teaches students how to manage their rental properties, including how to analyze monthly cash flows. Students also learn how to earn income by managing the properties of others and how to find and retain tenants. The course curriculum includes numerous approaches to resolving tenant-landlord problems such as delinquent rents, raising rents and evicting tenants. Our instructors discuss governmental regulations and the tax implications associated with real estate. Students learn about the profit potential for acquiring student housing and rooming houses as well as learning how to find and rehabilitate distressed properties. The program also teaches basic marketing techniques to increase profits.

        Investing in Mobile Homes.    Our Manufactured/Mobile Homes & RV Parks training course teaches students how to buy, sell and rent mobile homes and parks, an often overlooked segment of the real estate market. While mobile homes cost far less than frame constructed homes, they can yield a significant rate of return on investment. Other subjects include developing and operating a mobile home park, expanding rental "pads" and lots to hold more units, obtaining standard and unconventional financings, estimating fix-up, improvement and moving costs, obtaining seller financing terms and identifying attractive properties at foreclosures and repossessions.

        Commercial Real Estate Investing.    Our Commercial Real Estate Investing training course highlights the fundamentals of analyzing, buying, managing and disposing of commercial properties. Students also learn how to establish relationships with lenders and government financing agencies. This course, like many of our courses, teaches students how to rehabilitate properties and how to locate and pre-qualify tenants. Our trainers also teach students about various leasing arrangements and describe various legal forms used in commercial property management. Students finish their training with a four-hour analysis tour of commercial properties.

        Keys to Creative Real Estate Financing.    Our Keys to Creative Real Estate Financing course teaches students how to create and refinance mortgages, how to exchange properties without tax consequences and how to structure financings in light of prior credit problems. Discussions also include determining home equity, engaging in real estate negotiations and the use of hard-money lenders.

Business Success Training

        Our Business Success programs offer a series of training courses associated with starting a business, growing a business and protecting assets.

        Asset Protection and Tax Relief.    Our Asset Protection and Tax Relief training course describes various legal entities used to hold property such as partnerships, corporations, and land and international trusts and the use of these entities to protect assets. Students also learn how to minimize income tax and estate tax liabilities and to develop their own personal investment plans.

        Discount Notes and Mortgages.    Our Discount Notes and Mortgages training course teaches students how to broker and buy commercial paper at a discount. Students learn how to locate funding sources for discounted notes and mortgages. Trainers also teach students how to discount other sources of debt such as business leases, business notes, inheritances, lotteries, life insurance policies and structured settlements.

Financial Training Programs

        Our Financial Training programs are designed to help students learn about stock market and international equity investing.

        Master Trader.    Our Master Trader Advanced Training course is a three-day program offering intensified training designed to provide traders and investors with the knowledge needed to prosper in various market environments. This program offers the students a selection of long and short-term strategies and uses state of the art proprietary software. Course work includes technical analysis, fundamental analysis and our Master Training techniques.

        Trading P.I.T.    Our Trading P.I.T. (pros-in-training) course describes the trading approaches of top money managers. The course teaches students how to create an income stream using more conservative trading techniques and other strategies designed to limit risk while increasing the probability of success. Strategies covered include a number of trading approaches such as bidirectional trading, hedged directional trading, non-directional trading, floor-trading strategies and capital preservation. Our

5-Point STAR Trader Formula allows users to quickly scan the market, generate forecasts and select strategies.

        Single Stock Futures.    Our Single Stock Futures course addresses changes in rules regarding single stock futures. We discuss new tools associated with spread trading and leveraged trading. Students are taught the legal framework of single stock futures, set-ups and strategies and where single stock futures fit into their diversified portfolios.

        Advanced P.I.T. Training Camp.    Our Advanced P.I.T. Training course offers our students the opportunity to experience the market from the inside—directly from the floor of an organized exchange during a market visit followed by a simulated floor trading session after the market closes. Instruction is provided by our options trainers. Subjects include advanced spread trading strategies, CPR (current portfolio repair) and creating a personal mutual fund.

        International Finance and Investment Training Course.    We have recently developed a new advanced training program in international finance and investment which is offered in our Costa Rica Conference Center. This program offers a curriculum that includes wealth building and investment opportunities overseas. The training also addresses the benefits of establishing a business internationally, investing in foreign markets, raising venture and working capital internationally and asset protection.

Mentoring Programs

        We offer advanced training programs conducted by our over 80 mentors, who travel to the students' home towns for "hands-on" business training.

        Real Estate.    Our Real Estate mentoring program applies the curriculum of the basic real estate camps to the student's city of choice. Under this program, one of our mentors travels to the student's city for four days to guide the student through an investment transaction. Students review the real estate acquisition techniques involved and learn the real estate characteristics of the local market. Students can put to practice the skills they have gained while working directly with an experienced mentor.

        Financial.    For mentored financial training, our students travel to our state-of-the-art learning center in Salt Lake City and spend three and one-half days coached by an experienced stock market trader.

        Each of these brands appeals to different students depending upon business acumen and risk tolerances.

Additional Products

        We market directly to customers a wide range of educational and reference products that supplement our training programs, such as our Building Wealth Real Estate Home Study Course; Real Estate Success System Software; Business Success System Software; Discount Notes and Mortgages Home Study Course; self-help courses and manuals that provide students with information about their credit along with first-time homebuyers' manuals.

Sales and Marketing

        We create interest in and demand for our educational programs, products and services through a mix of television advertising, print advertising, direct mail, e-mail, attendance at trade shows and Internet marketing. We employ a sales force of over 100 individuals trained to handle the needs of new students, to promote new products and services to existing and former students and to respond to customer inquiries via phone, e-mail or the Internet.

        Our marketing programs include:

  •
  Television advertising, which is our primary means for promoting our educational courses. We generally concentrate our television advertising in the cities where our courses are scheduled to be held. Television advertising is often used in coordination with direct mail marketing and newspaper advertising, in order to maximize sales efforts and create greater name recognition within the target population. For the future, we are investigating the use of television infomercials to sell our new electronic course offerings.

  •
  Limited news print advertising, which we also purchase in markets where our training courses are scheduled to be held.

  •
  Direct mail and e-mail marketing, which we use in promoting our educational training courses and marketing new educational products, programs and services to our current and former students and to prospects whose names have been provided to us by third party vendors.

  •
  Internet marketing is primarily focused on our Web site at http://www.russwhitney.com. The site contains information about our products, programs and services, many of which may be purchased online.

  •
  Cross promotional advertising campaigns, which we employ from time to time in conjunction with other financial education service providers.

Competition

        The financial education training business is highly-fragmented and intensely competitive. In a broad sense, we compete with national and international post-secondary education companies, such as Apollo Group, Devry Educational, Sylvan and New Horizon, which offer technical and industrial training and career training. We do not, however, compete with these or other companies that offer undergraduate or advanced degrees or continuing education programs. More specifically, we compete with a number of smaller companies, such as Wize Trade and Robbins Research International, which offer training on specific business subjects including real estate and stock market investing. Generally, competitive factors within the proprietary educational market include the range and depth of course offerings, the quality of teachers and trainers, the quality of reference materials provided in connection with course studies and the cost of the educational process. We believe that the range and depth of our course offerings and our brand name offer competitive advantages over many of our direct competitors. We train our own teachers and trainers and we prepare most of our own course materials which we believe offer us competitive advantages over companies that do not train their own teachers or develop their own educational materials. As a result of constantly attending the training sessions of our competitors, we believe that the quality of our teachers, trainers and reference materials are consistent or superior to those of our competitors. Our charges for our educational courses are also consistent with those of our competitors. Many of our competitors have financial and marketing resources and name recognition superior to ours.

Intellectual Property

        We regard our educational materials and products, trademarks, service marks and trade symbols as proprietary and we rely primarily on statutory and common law protections, such as copyrights and trademarks, to protect our interests in these materials. While some of our products and trade names are commonly used terms and do not afford us significant copyright or trademark protection, we also use employee and third-party non-competition and non-disclosure agreements and other contractual methods of protecting proprietary rights to safeguard our intellectual property.

Employees

        At December 31, 2005, we had approximately 420 employees, plus over 200 independent contractors who act as trainers, instructors and mentors. Our employees are not represented by a labor union, and we believe our relations with our employees are satisfactory.

Government Regulation

        We rely on advertising to attract new students and most states regulate post-secondary education advertising practices. Since our inception we are aware of four occasions in which states have investigated our advertising practices. These states were Florida, Michigan, Pennsylvania and Tennessee. In 1996 Florida terminated its investigation into our advertising practices without charges or penalties. In 1998 we agreed to a Michigan Assurance of Discontinuance that required us to be licensed to sell business opportunities. We paid an investigation fee of $250, did not admit wrongdoing and have been conducting business in Michigan since 1998 without incident. In 1998 we agreed to a Pennsylvania Assurance of Voluntary Compliance pursuant to which we agreed to comply with all applicable requirements of the Consumer Protection Law. We did not admit wrongdoing and have been conducting business in Pennsylvania since 1998 without incident. We paid Pennsylvania $4,000 to cover investigative costs. In 1997 we agreed to a Tennessee Agreed Final Order in which we agreed not to violate the Tennessee Consumer Protection Act in connection with our advertisements. We did not admit wrongdoing and have been conducting business in Tennessee since 1997 without incident. We paid Tennessee $9,500, of which $7,500 was to cover investigative costs.

        From time to time, we receive inquiries from state regulators relative to our advertising efforts to attract new students. We believe we are currently in compliance with all applicable state regulations and there are no material actions pending against us.

Facilities

        Our executive offices are located in a 30,000 square foot office building we own at 1612 E. Cape Coral Parkway, Cape Coral, Florida 33904. We also own a 7,000 square foot conference and training center in Costa Rica, which we designed and built in 2002. We also own a 5,600 square foot building on Bath Road, Chiswick, London, England which we use as a training facility.

        We lease 2,200 square feet of training facilities at 1611 E. Cape Coral Parkway, 9,000 square feet of space at 1625 E. Cape Coral Parkway which is used for shipping, and 5,000 square feet at 1630 SE 47th Terrace which we use as a Training Center and for storage, all in Cape Coral Florida from Cape Promenade Trust which is for the benefit of Russell A. Whitney, our Chief Executive Officer and his wife, Ingrid. The leases are for three years and began on March 1, 2003, March 1, 2003 and June 1, 2004 respectively. The monthly rentals are $1,943, $7,950 and $7,238 respectively. The terms of the leases are no less favorable than those which we could obtain from an independent third party.

        We lease 13,553 square feet of office space at 12244 South Business Park Drive, Suite 230, in Draper, Utah. The lease expires in October 2006 and is payable at the rate of $6,128 per month.

        Our Canadian subsidiary leases 1,200 square feet of office space at 3780-14th Avenue, Unit 20, Ontario, Canada. The lease expires in May 2005 and is payable at rates increasing from $1,081 to $1,654 per month over the term of the lease.

        We lease approximately 6,783 square feet of office space at 2 South 400 West in Salt Lake City, Utah. The lease expires in 2010 and is payable at the rate of $9,327 per month. The facilities are being used as a training center.

        We locate what we refer to as regional training centers in hotels in a number of cities across our market areas. We rent, generally for three to five days, meeting rooms in these hotels for use in training our students.

OUR MANAGEMENT

Officers and Directors

        Information concerning each of our executive officers and directors is set forth below:

Name	Age	Position
Russell A. Whitney	50	Chief Executive Officer
Ronald S. Simon	62	Executive Vice President, Acting Chief Financial Officer, Secretary and Director
Nicholas S. Maturo	57	President and Chief Operating Officer
John F. Kane	51	Executive Vice President—Marketing
Frederick A. Cardin	58	Director
Chester P. Schwartz	60	Director
Stephen L. Cootey	37	Director

        Directors hold office for a period of one year from their election at the annual meeting of stockholders or until their successors is duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors.

        Russell A. Whitney, Chief Executive Officer, is our founder and has been Chief Executive Officer of our company and its predecessors since 1987. He is also Chief Executive Officer and a director of all of our wholly-owned subsidiaries. Mr. Whitney is also an active real estate investor for his own account and has written and published three books on wealth building topics. Mr. Whitney devotes substantially all of his time to our business.

        Ronald S. Simon, Executive Vice President, Acting Chief Financial Officer, Secretary and Director, is a Certified Public Accountant and has been our Chief Financial Officer and a member of our Board of Directors since August 1998. Mr. Simon was a self-employed certified public accountant from 1987 until he joined us as our Chief Financial Officer in June 1998. In June 2002, he was appointed our Executive Vice President. Mr. Simon holds a Bachelor of Science degree in accounting from the University of Illinois.

        Nicholas S. Maturo, President and Chief Operating Officer, joined us in September 2002 and became our Chief Operating Officer in January 2003 and was elected as President on June 22, 2004. He was the Chief Operating Officer of Food Trader, Inc. from March 2000 to November 2002. From 1981 to January 2000, he held a number of executive positions with Kraft Foods and was Chief Information Officer when he left Kraft.

        John F. Kane, Executive Vice President—Marketing, has been the President of Precision Software Services, Inc., one of our wholly-owned subsidiaries since 1993. Precision develops real estate investment and other basic business software and was purchased by us in November 2001. We appointed Mr. Kane our Vice President of Marketing in January 2003.

        Frederick A. Cardin, Director, joined us as a director in April 2003, and since June 1996, has been managing director of Harvard Growth Strategies, a consulting firm which advises clients on business strategies, financing and marketing. Dr. Cardin publishes articles and lectures on such topics as corporate, investment and international finance, strategic planning, financing, entrepreneurship, management, merger and acquisition planning and health care and environmental economics. Dr. Cardin earned his MBA with distinction and his Doctorate in Finance from the Harvard Graduate

School of Business Administration. He earned a Bachelor's degree in economics Summa Cum Laude from Tufts University, where he fulfilled degree requirements in economics, math and astronomy, minoring in physics. In 1968 he was elected to Phi Beta Kappa.

        Chester P. Schwartz, Director, joined us as a director in July 2003. Since 1970 he has been engaged in the private practice of law in Denver, Colorado, specializing in real estate and commercial law. He earned a Bachelor of Science and Juris Doctor degree from the University of Colorado.

        Stephen L. Cootey, Director, joined us as a director in January 2006. Since June 2004 he has been a Principal at Prides Capital LLC, an investment firm specializing in strategic block, active investing in small- and micro-cap public and private companies. From January 2001 to June 2004, Mr. Cootey was a Vice President with Credit Suisse First Boston. Prior to that time, Mr. Cootey maintained over six years of management, consulting and operational experience at the Goldman Sachs Group, Inc. and Andersen Consulting. Mr. Cootey holds a B.A. in Physics and Government from Bowdoin College in Brunswick, Maine and a Masters in Business Administration from the Columbia Business School in New York, New York.

Committees of the Board of Directors

Audit Committee

        Our Board of Directors has established a standing Audit Committee that consists of two directors. The current members of the Audit Committee are Messrs. Schwartz and Cardin and Mr. Schwartz is the Audit Committee Chairman. The Board of Directors has determined that each of these directors is "independent" as defined by the applicable rules of the Securities and Exchange Commission. The Board of Directors has also determined that each of these directors is financially literate and that Mr. Schwartz further qualifies as an "audit committee financial expert" as such term is defined in the applicable rules of the Securities and Exchange Commission.

        The Audit Committee assists the Board in fulfilling its responsibility to provide oversight with respect to our financial statements and reports and other disclosures provided to stockholders, the system of internal controls and the audit process. Its duties include reviewing the adequacy of our internal accounting and financial controls, reviewing the scope and results of the audit plans of our independent and internal auditors, reviewing the objectivity, effectiveness and resources of the internal audit function, and assessing our financial reporting activities and accounting standards and principles. The Audit Committee also selects and engages our independent auditors and approves their fees. In 2004, the Committee met four times.

        The Audit Committee has considered whether the provision of non-audit services performed by our independent auditors is compatible with maintaining that firm's independence.

Compensation Committee

        We have also established a Compensation Committee, comprised of Messrs. Schwartz, Cardin and Cootey, all of whom are independent directors. Mr. Cardin is our Compensation Committee Chairman. The Compensation Committee recommends approval by the Board of the compensation of our executive officers, the annual compensation budget for all other employees, together with bonuses, grants of stock options and any changes to our benefit plans.

Nominating and Governance Committee

        Our Nominating and Governance Committee consists of Messrs. Schwartz and Cardin. Mr. Schwartz is our Nominating and Governance Committee Chairman. The Nominating and Governance Committee determines the scope and frequency of periodic reports to the Board concerning issues relating to overall financial reporting, disclosure and communications with our stockholders and the public.

Code of Ethics

        Our Board of Directors has adopted a Code of Ethics that applies to our executive officers, senior financial officers and directors of our company. We have filed a copy of our Code of Ethics with the Securities and Exchange Commission and have also posted the Code of Ethics on our Web site.

        In accordance with the Sarbanes-Oxley Act of 2002, we have adopted procedures to facilitate the submission, on a confidential and anonymous basis, of complaints, reports and concerns by any person regarding (1) accounting, internal accounting controls or auditing matters, (2) actual or potential violations of laws, rules or regulations, and (3) other suspected wrongdoing, including in connection with our Code of Ethics.

SUMMARY COMPENSATION TABLE

Long-Term Compensation Awards
Annual Compensation
Name and Principal Position				Other Annual Compensation ($)	Restricted Stock Award(s) (#)	Shares Underlying Options ($)	All Other Compensation ($)
	Year	Salary ($)	Bonus ($)
Russell A. Whitney, Chief Executive Officer and President	2004 2003 2002 2001	553,846 400,000 350,000 250,000	600,000 275,000 450,000 100,000	— — — —	— — — —	— — 75,000 —	— — — —
Richard Brevoort, Former President(1)	2004 2003 2002 2001	0 0 125,000 100,000	0 0 50,000 50,000	— — — —	— — — —	— — 78,500 —	— — — —
Ronald S. Simon, Exec. Vice President, Acting Chief Financial Officer, Secretary and Director	2004 2003 2002 2001	230,769 180,000 100,000 55,000	125,000 75,000 50,000 25,000	— — — —	— — — —	100,000 50,000 75,000 —	— — — —
Nicholas S. Maturo, President and Chief Operating Officer	2004 2003	230,769 180,000	125,000 20,000	— —	— —	100,000 45,000	— —
John F. Kane, Executive Vice President–Marketing	2004 2003	190,785 120,000	75,000 15,000	— —	— —	25,000 25,000	— —
Charles Miller, Former Chief Financial Officer(2)	2004 2003	175,000 120,000	75,000 15,000	— —	— —	25,000 10,000	— —

(1)
Mr. Brevoort passed away in September 2002.

(2)
Mr. Miller resigned in October 2004.

        In May, 2003, we entered into a three-year employment agreement with Mr. Whitney which provides for a salary of $400,000 per year, together with bonuses to be granted by the Compensation

Committee of our Board of Directors, and customary employee benefits, including health insurance. Mr. Whitney's salary was increased to $533,846 for the year 2004. Bonuses granted by the Board of Directors to Mr. Whitney have historically been between 50% and 150% of his salary, depending upon our level of profitability. In May, 2003, we also entered into three-year employment agreements with Messrs. Simon, Maturo, Miller and Kane, providing for initial annual salaries of $180,000, $180,000, $120,000 and $120,000, respectively, which were amended by the Compensation Committee for 2004 to be $250,000, $250,000, $175,000 and $200,000. We have instituted a cash bonus plan which will be administered by the Compensation Committee of our Board of Directors. Under the bonus plan, employees, including all of our executive officers, except our Chief Executive Officer, may receive cash bonuses of up to 50% of their salaries based upon a number of factors, including the meeting or exceeding of internally prepared budgets and forecasts, along with a number of subjective criteria.

        The following table sets forth certain information regarding grants of stock options to Russell A. Whitney, Nicholas S. Maturo, Richard Brevoort, and Ronald S. Simon, the executive officers who received stock options during the years 2000 through 2004. The fair value of the grants has been estimated utilizing the Black-Scholes option pricing.

Name	Number of Underlying Securities Options/SARs Granted During Last 12 Months		% of Total Options/SARs Granted During Last 12 Months	Exercise or Base Price ($/Sh) (weighted average)	Expiration Date	Grant Date Present Value
Russell A. Whitney	30,000	(1)	7%	$4.50	01/2014	$95,400	(4)
Richard Brevoort	—	(2)	0%	$—	—	$—
Ronald S. Simon	100,000		23%	$4.50	01/2014	$318,000	(4)
Nicholas S. Maturo	100,000		23%	$4.50	01/2014	$318,000	(4)
Charles Miller	25,000	(3)	6%	$4.50	01/2014	$79,500	(4)

(1)
Comprised of options granted to Mr. Whitney's wife and daughter both of whom are employees.

(2)
Mr. Brevoort passed away in September 2002.

(3)
Mr. Miller resigned in October 2004.

(4)
Our present value computations were based upon the following assumptions: 56.97% volatility, ten year life, risk free rate of return of 4.24% and a 0% dividend yield.

        The following table sets forth, on an aggregated basis, each exercise of stock options (or tandem SARs) and freestanding SARs during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options and SARs.

Name	Shares Acquired on Exercise	Value Realized	# of Securities Underlying Unexercised Options/SARs at December 31, 2004	Value of Unexercised In-The Money Options/SARs at December 31, 2004
Russell A. Whitney	0	0	172,200	$178,773
Richard Brevoort	0	0	268,600	$282,938
Ronald S. Simon	0	0	443,000	$370,125
Nicholas S. Maturo	0	0	145,000	$0

        We have not adopted any retirement, pension or profit sharing plans for the benefit of our officers or directors although we adopted our 1998 Stock Option Plan for the benefit of our officers, directors, employees and consultants. We also offer our employees a 401(k) plan. Our contributions to the plan, charged to operations, for the years ended December 31, 2004, 2003, and 2002, were $140,329, $42,627, and $0, respectively.

Compensation of Directors

        Independent directors receive $10,000 per year for serving as members of the Board of Directors. Members of the Audit Committee receive an additional $2,500 per year. Expenses incurred by our directors in attending Board meetings are reimbursed, and independent directors each receive 5,000 stock options under our 1998 Stock Option Plan upon joining our Board. Additional stock options have been and will be granted to our Board members from time to time in the future.

Stock Option Plan

        In 1998 we adopted a stock option plan which provides for the grant of options intended to qualify as "incentive stock options" or "nonqualified stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986 (the "Code"). Incentive stock options are issuable only to employees.

        The purposes of the plan are to attract and retain the best available personnel, to provide additional incentives to our employees and to promote the success of our business.

        We have reserved 2,187,500 shares of common stock for issuance under the plan, which is administered by the Compensation Committee of our Board of Directors. Under the plan, the Compensation Committee determines which individuals will receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option and the option price. As of January 6, 2006 options to purchase 1,691,250 shares of common stock at exercise prices ranging from $1.75 per share to $4.50 per share were outstanding under the plan. Of these options, 1,058,800 have been issued to executive officers and directors at exercise prices ranging from $1.81 per share to $4.50 per share.

        The per share exercise price of the common stock subject to options must not be less than the fair market value of the common stock on the date the option is granted. In the case of incentive stock options, the aggregate fair market value, determined as of the date the option is granted, of the common stock that any person may purchase in any calendar year pursuant to the exercise of incentive stock options must not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the plan unless the option price is at least 110% of the fair market value of the common stock subject to the option on the date of grant. The stock options are subject to anti-dilution provisions in the event of stock splits, stock dividends and the like.

        No incentive stock options are transferable by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option is only exercisable by the optionee. The exercise date of an option granted under the plan must not be later than ten years from the date of grant. Any options that expire unexercised or that terminate upon an optionee's ceasing to be employed by us will become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding.

PRINCIPAL STOCKHOLDERS

        The following table sets forth the common stock ownership of each person known by us to be the beneficial owner of five percent or more of our common stock, by each of our officers and directors and by all officers and directors as a group. Each person holds record and beneficial ownership and has sole voting and investment power with respect to the shares of common stock shown. The address of all of these individuals is in our care at 1612 Cape Coral Parkway, Suite A, Cape Coral, Florida 33904.

Name of Owner	Number of Shares	Percent of Class(1)
Russell A. Whitney(2)	6,735,600	63.1%
Ronald S. Simon(3)	478,125	4.3%
Nicholas S. Maturo(4)	150,000	1.4%
John F. Kane	206,333	2.0%
Frederick A. Cardin(5)	20,000	*
Chester P. Schwartz(5)	20,000	*
Stephen L. Cootey(6)	5,000	*
Prides Capital Fund I, LP(7)	1,650,000	14.9%
Heartland Value Fund(8)	900,000	8.3%
QVT Financial Group LLC(9)	600,000	5.6%
All officers and directors as a group (seven persons)	7,585,058	67.7%

*
Less than 1%

(1)
Includes stock options and common stock purchase warrants exercisable within 60 days from the date of the prospectus

(2)
Includes 120,000 stock options held by members of Mr. Whitney's family.

(3)
Includes 443,000 stock options

(4)
Includes 145,000 stock options

(5)
Comprised of 20,000 stock options

(6)
Mr. Cootey is an employee of Prides, does not vote the shares owned by Prides and disclaims beneficial ownership of the securities except to the extent of his pecuniary interest in Prides.

(7)
Includes 550,000 common stock purchase warrants

(8)
Includes 300,000 common stock purchase warrants

(9)
Includes 200,000 common stock purchase warrants

RELATED PARTY TRANSACTIONS

        We lease 2,200 square feet of training facilities at 1611 E. Cape Coral Parkway, 9,000 square feet of space at 1625 E. Cape Coral Parkway which is used for shipping, and 5,000 square feet at 1630 SE 47th Terrace which we use as a Training Center and for storage, all in Cape Coral Florida from Cape Promenade Trust which is for the benefit of Russell A. Whitney, our Chief Executive Officer, and his wife, Ingrid. The leases are for three years and began on March 1, 2003, March 1, 2003 and June 1, 2004, respectively.

        From time to time, Mr. Whitney benefits from our students' purchase of residential lots and the construction of homes on lots they acquire in the Cape Coral, Florida area because the students may purchase these lots from Mr. Whitney or from other lot owners. The purchase price of lots sold by

Mr. Whitney is consistent with lot prices sold by others in the Cape Coral area. Gulf Stream Development Corp., a company owned 25% by Mr. Whitney, often constructs homes on lots owned by our students. We receive $1,000 for every Gulfstream home built for our students, amounting to $282,000 in 2004. We have elected not to enter into the business of selling lots to students or building homes for them, as we do not believe the returns in doing so would match our returns in the post-secondary education business. Our decision not to enter either of these businesses was unanimously ratified by a vote of our independent directors.

        In our view, the terms of the transactions described above are no less favorable than could have been obtained from independent third parties. All affiliated transactions must be approved by a majority of the independent and disinterested members of our Board of Directors.

SELLING STOCKHOLDERS

        The following tables set forth the names of selling stockholders who are offering common stock and common stock upon exercise of warrants, together with the number of shares of our common stock beneficially owned by the selling stockholders as of the date hereof. Each selling stockholder is offering all shares owned by him or her.

        The following shares may be offered from time to time by the selling stockholders named below who are not obligated to sell any of their shares of common stock. Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

        None of the selling stockholders are officers or directors of our company and only Prides Capital Fund I, LP owns in excess of 10% of our common stock. All of the selling stockholders are accredited investors and purchased units of our securities in a December 2005 private placement, each unit consisting of one share of common stock and one-half common stock purchase warrant, at $4.50 per unit. The address of each selling stockholder is in care of our company at 1612 E. Cape Coral Parkway, Suite A, Cape Coral, Florida 33904.

Name of Beneficial Owner	Shares Owned Prior to Offering	Shares Underlying Warrants Owned Prior to Offering	Shares Owned After Offering	Percent Owned After Offering
Cerisano, Michael	10,000	5,000	0	0
CSL Associates, LP	35,000	17,500	0	0
Credit Agricole (Suisse) SA Mosaic Europe Agrichgg Funds	55,000	27,500	0	0
Double U Master Fund LP c/o Navigator Management Ltd.	11,110	5,555	0	0
Ferkin, Martin J.	13,404	6,702	0	0
Heartland Value Fund	600,000	300,000	0	0
Iroquois Master Fund Ltd.	50,000	25,000	0	0
Lazarus Investment Partners LLLP	222,222	111,111	0	0
Lewis Opportunity Fund LP	20,000	10,000	0	0
Mosaic Partners Fund	37,000	18,500	0	0
Mosaic Partners Fund (U.S.), LP	28,000	14,000	0	0
Noble International Investments, Inc.(1)	300,000	150,000	0	0
Noble Special Situations Fund, LP	40,000	20,000	0	0
Pequot Mariner Master Fund, L.P. c/o Pequot Capital Management, Inc.	113,608	56,804	0	0
Pequot Scout Fund, L.P. c/o Pequot Capital Management, Inc.	219,656	109,828	0	0
Prides Capital Fund I, LP c/o Prides Capital	1,100,000	550,000	0	0
QVT Financial Group LLC	400,000	200,000	0	0
Radcliffe Investment Partners I	5,000	2,500	0	0
Sunrise Equity Partners, L.P.	30,000	15,000	0	0
Wasserman, Eric	10,000	5,000	0	0

Totals	3,300,000	1,650,000	0	0

(1)
Represents shares and warrants issuable pursuant to Noble's unit purchase warrant to purchase up to 300,000 units of our securities at $4.50 per unit. Each unit consists of one share of common stock and one-half common stock purchase warrant. The unit warrants were earned by Noble in consideration of its acting as our placement agent in connection with our private placement of units to the selling stockholders.

Information Regarding the Selling Stockholders

        The shares of our common stock which the selling stockholders are offering for resale will be sold from time to time in one or more of the following transactions:

  •
  block transactions;

  •
  transactions on the Bulletin Board or on such other market on which our common stock may trade from time to time;

  •
  privately negotiated transactions;

  •
  through the writing of options on the shares; or

  •
  any combination of these transactions

        The sale price to the public in these transactions may be:

  •
  the market price prevailing at the time of sale;

  •
  a price related to the prevailing market price;

  •
  negotiated prices; or

  •
  such other price as the selling stockholders determine from time to time.

        In the event that we permit or cause this prospectus to lapse, the selling stockholders may sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

        The selling stockholders or their pledges, donees, transferees or other successors in interest, may also sell these shares of our common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, will be deemed to be "underwriters" as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

        Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

        The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of our securities is prohibited from bidding for, purchasing, or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling stockholder. These regulations may affect the marketability of these shares of our common stock.

        We will pay substantially all of the expenses incident to the registration and offering of our securities, other than commissions or discounts of underwriters, broker-dealers or agents.

DESCRIPTION OF CAPITAL STOCK

Common Stock

        We are authorized to issue up to 25,000,000 shares of no par value common stock, of which 10,559,660 shares were outstanding on January 6, 2006. Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders, and cumulative voting is not permitted. Upon issuance, shares of common stock are not subject to further assessment or call. Subject to the prior rights of any series of preferred stock that may be issued by us in the future, holders of common stock are entitled to receive ratably such dividends that may be declared by the Board of Directors out of funds legally available therefor and are entitled to share ratably in all assets remaining after payment of liabilities in the event of our liquidation, dissolution or winding up. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities. Our outstanding common stock is fully paid and non-assessable.

        We have not paid dividends on our common stock since inception and do not plan to pay dividends in the foreseeable future. Any earnings will be retained to finance growth.

Preferred Stock

        We are authorized to issue up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, under our articles of incorporation, our Board of Directors may, without stockholder approval, issue preferred stock with dividend, liquidation, conversion, voting, redemption or other rights which could adversely affect the voting power or other rights of the holders of the common stock. The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease of the value or market price of the common stock and could further be used by the Board of Directors as a device to prevent a change in our control. We have no other anti-takeover provisions in our articles of incorporation or bylaws. Holders of the preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights.

Common Stock Eligible for Future Sale

        We have 10,559,660 shares currently outstanding, of which 3,000,000 shares are being registered hereby, and the remaining 7,559,660 shares are free trading or, in the case of our officers and directors, may be sold pursuant to Rule 144 promulgated under the Securities Act of 1933. On the effective date of this prospectus, we will also have registered for resale 1,500,000 shares underlying warrants issued to the selling stockholders and 450,000 shares issuable to Noble International Investments, Inc. upon exercise of its unit purchase warrant.

Rule 144

        In general, under Rule 144, a person (or persons whose shares are aggregated) who has held securities acquired in a non-public offering for at least one year may under certain circumstances, sell, within any three-month period, that number of shares which does not exceed the greater of one percent of the then outstanding shares of common stock (approximately 105,596 shares), or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares by a person without any quantity limitation after the securities have been held for two years. We are unable to predict what affect, if any, such sale of shares of common stock, under Rule 144 or otherwise, may have on the then prevailing per share market price of the common stock.

Transfer Agent and Warrant Agent

        Our transfer agent and warrant agent is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

Limitation on Liabilities

        Our articles of incorporation provide that the liability of our directors for monetary damages is eliminated to the full extent provided by Colorado law. Under Colorado law, a director is not personally liable to a company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to our company and our stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for authorizing the unlawful payment of a dividend or other distribution on our capital stock or the unlawful purchases of our capital stock; or (iv) for any transaction from which the director derived any improper personal benefit.

        The effect of this provision in our articles of incorporation is to eliminate our rights and the rights of our security holders (through security holders' derivative suits on our behalf) to recover monetary damages from a director for breach of the fiduciary duty of care as a director, including any breach resulting from negligent or grossly negligent behavior, except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate our rights or the rights of any security holder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care or any liability for violation of the federal securities laws.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Greenwood Village, Colorado. Mr. Agron owns 250,000 shares of our common stock.

EXPERTS

        Our financial statements for the years ended December 31, 2002, 2003 and 2004 have been audited by Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, covering securities offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all of the information set forth in the Registration Statement and the exhibits. For further information with respect to our company and our securities, reference is made to the Registration Statement and the exhibits, which may be examined without charge at the Public Reference Room maintained by the Commission at 100 F Street, NE, Washington, DC 20549, copies of which may be obtained from the Commission upon payment of the prescribed fees. You may also contact the Commission at 1-800-SEC-0330 for further information regarding the Public Reference Room and its facilities.

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at 100 F Street, NE, Washington, DC 20549. Copies of these materials may be obtained at prescribed rates from the Commission at that address. The reports, proxy statements and other information can also be inspected on the Commission's Web site at www.sec.gov.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

	September 30, 2005	December 31, 2004
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$20,898	$6,745
Restricted cash	7,285	103
Accounts receivable trade, net	899	448
Accounts receivable, other	2,818	1,168
Prepaid advertising and other	3,842	1,977
Inventory	1,112	1,390
Deferred tax asset	1,792
Deferred seminar expenses	9,726	8,825

Total current assets	48,372	20,656

Other assets
Property and equipment, net of accumulated depreciation of $3,248 (2005) and $2,532 (2004)	22,933	24,781
Intangible assets, net of accumulated amortization of $1,497 (2005) and $900 (2004)	5,751	6,353
Goodwill	2,000	1,500
Investment in related parties	2,808	3,548
Deferred tax asset—Long Term	4,887
Deferred offering expenses	141
Other assets	133	117

Total other assets	38,653	36,299

Total assets	$87,025	$56,955

Liabilities and Stockholders' Deficit
Current liabilities
Accounts payable	$5,544	$7,413
Accrued seminar expenses	1,467	2,174
Deferred revenue	80,463	62,689
Accrued expenses	4,192	3,999
Current portion of long-term debt	321	504

Total current liabilities	91,987	76,779
Long-term debt, less current portion	10,553	11,808

Total liabilities	102,540	88,587
Minority Interest	1,632	1,977
Commitments
Stockholders' deficit
Common stock, no par value, 25,000 shares authorized, 8,705 and 8,618 shares issued and outstanding	3,435	3,269
Paid-in capital	449	449
Foreign currency translation adjustment	(263)	(182)
Accumulated deficit	(20,768)	(37,145)

Total stockholders' deficit	(17,147)	(33,609)

Total liabilities and stockholders' deficit	$87,025	$56,955

See notes to financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except earnings per share information)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$46,820	$32,154	$133,510	$109,270

Expenses
Direct course expenses	27,248	16,032	71,317	40,734
Advertising and sales expenses	13,549	19,664	38,364	61,907
General and administrative expenses	4,610	8,651	15,841	23,747

Total expenses	45,407	44,347	125,222	126,388

Income (loss) from operations	1,413	(12,193)	7,988	(17,118)
Other income (expense)
Equity (loss) earnings from foreign investment	17	(26)	10	118
Gain on sale of asset	253	—	777	305
Minority interest	55	—	345	—
Interest and other income	620	314	817	1,090
Interest expense	32	(58)	(239)	(424)

Total other income (expense)	977	230	1,710	1,098

Income (loss) before income taxes	2,390	(11,963)	9,898	(16,020)
Income tax benefit	6,679	—	6,679	—
Net income (loss)	9068	(11,963)	16,377	(16,020)
Other comprehensive income (loss)
Effect of exchange rates	130	(57)	(81)	(161)

Comprehensive income (loss)	9,199	(12,020)	16,296	(16,181)

Basic income (loss) per share	$1.04	$(1.40)	$1.88	$(1.89)

Basic weighted average shares outstanding	8,705	8,605	8,695	8,580

Diluted earnings per share	..97	(1.40)	1.81	(1.89)

Diluted weighted average shares outstanding	9,321	8,605	9,052	8,580

See notes to financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	For the Nine Months Ended September 30,
	2005	2004
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$16,377	$(16,020)

Adjustments to reconcile net loss to net cash provided by operating activities
Equity (earnings) loss in foreign corporation	(10)	(118)
Minority interest	(345)
Depreciation and amortization	1,407	698
Deferred tax asset	(6,679)
Gain on sale of asset	(777)	(305)
Changes in assets and liabilities
Restricted cash	(7,182)
Accounts receivable trade	(451)	(39)
Accounts receivable, other	(1,640)	(599)
Prepaid advertising and other	(1,865)	1,350
Inventory	278	(732)
Deferred seminar expenses	(901)	(2,860)
Other assets	(16)	20
Accounts payable	(1,869)	2,394
Accrued seminar expense	(707)	923
Deferred revenue	17,774	16,990
Accrued expenses	193	1,202

	(2,790)	18,924

Net cash provided by operating activities	13,587	2,904

Cash flows from investing activities
Proceeds from sale of asset	2,980	827
Contingent payment made on SpeakTek, Inc. purchase agreement	(333)
Purchase of property and equipment	(595)	(8,338)
Due from related parties	(109)	83

Net cash from (used in) investing activities	1,943	(7,428)

Cash flows from financing activities
Principal payments on note payable—officer/stockholder		(4,713)
Proceeds from mortgages		3,421
Payments of deferred stock offering expenses	141
Payments of principal on long-term debt, net	(1,438)	(178)
Proceeds from exercise of stock options	1	27

Net cash used in financing activities	(1,296)	(1,443)

Foreign currency translation	(81)	(161)

Net increase (decrease) in cash and cash equivalents	14,153	(6,128)
Cash and cash equivalents, beginning of period	6,745	15,021

Cash and cash equivalents, end of period	$20,898	$8,892

See notes to financial statements.

Supplemental cash flow information:

        Cash paid for interest was $239,000 and $425,504 for the nine months ended September 30, 2005 and 2004, respectively.

        Supplemental disclosure of non-cash activity:

        In 2005, we transferred $849,000 of land from investment in related parties to property, plant and equipment.

        During 2005, we issued 85,470 shares of common stock, valued at $166,667 in exchange for assets we recorded as goodwill and paid during the second quarter of 2005 plus cash of $333,333 for the final payment as part of the SpeakTek (Star Trader brand), Inc. purchase agreement.

See notes to financial statements.

Notes to Consolidated Financial Statements

Note 1—Significant Accounting Policies

        The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The consolidated statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and Securities and Exchange Commission regulations. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the financial statements reflect all adjustments (of a normal and recurring nature) which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods. The results of operations for the three and nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the entire fiscal year.

        These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

        The Company's contracts for courses require that courses must be attended within one year of registration. The Company's policy has been to recognize revenue at the earlier of the attendance of the course or one year from the date of registration. During the second quarter of 2005, the Company's United Kingdom subsidiary modified its contracts to be consistent with that of its parent and recognized approximately $1.3 million of revenue from course registrations that had been outstanding for greater than one year.

        During the second quarter of 2005, the entity that handles the Company's merchant credit card processing increased the reserve for returns on credit card transactions from less than 1% of monthly credit card transactions to 5% of monthly credit card transactions. This change resulted in a significant increase to restricted cash.

Stock-Based Compensation

        Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation"encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and provides the required pro forma disclosures prescribed by SFAS 123 and SFAS 148.

        The Company has adopted the disclosure-only provisions of SFAS 123. In accordance with those provisions, the Company applies APB 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost if the exercise price is not less than market at date of grant. No compensation expense was recognized during the quarters ended September 30, 2005 or 2004. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant dates as prescribed by SFAS 123, net income and earnings per share would have been reduced to the pro-forma amounts indicated in the table below for the three months and nine months ending September 30, (in 000's except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net income (loss)—as reported	9,069	(12,020)	16,377	(16,181)
Stock-based compensation expense included in reported net income
Deduct stock-based compensation expenses determined under fair value based method		(543)	(65)	(967)
Net Income (loss)—pro forma	9,069	(12,563)	16,312	(17,148)
Basic Earnings (loss) per Share—as reported	1.04	(1.40)	1.88	(1.87)
Diluted Earnings (loss) per Share as reported	.97	(1.40)	1.81	(1.87)
Basic Earnings (loss) per Share—pro forma	1.04	(1.46)	1.88	(2.00)
Diluted Earnings (loss) per Share—pro forma	.97	(1.46)	1.80	(2.00)

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	For the Periods Ended September 30,
	2005	2004
Approximate risk free rate	4.22%	420%
Average expected life	10 years	10 years
Dividend yield	0%	0%
Volatility	82.23%	43.20%
Estimated fair value of total options granted	$65	$967

Note 2—Earnings per Share

        Basic earnings per share are calculated using the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur from common shares issuable through stock options and warrants, including 616,000 and 357,000 options that were dilutive for the three and nine months ended September 30, 2005., respectively. There are a total of 1,795,000 options. Additionally, 200,000 warrants were excluded from the diluted earnings per share, however they could dilute future earnings per share.

Note 3—Related Party Transactions

        We have rented a training facility located in Cape Coral, Florida, since 2002 from the Chairman of the Board and pay rent on annual leases. Rentals under the related party leases were $51,696 and $29,679 and $154,482 and $106,831 for the three months and nine months ended September 30, 2005 and 2004, respectively. We lease 2,200 square feet of training facilities at 1611 E. Cape Coral Parkway, 9,000 square feet of space at 1625 E. Cape Coral Parkway which is used for shipping, and 5,000 square feet at 1630 SE 47th Terrace which we use as a Training Center and for storage, all in Cape Coral Florida, from Cape Promenade Trust which is for the benefit of Russell A. Whitney, our Chairman and Chief Executive Officer and his wife Ingrid. The leases are for three years and began on March 1, 2003, March 1, 2003 and June 1, 2004, respectively. The monthly rentals are $1,943, $7,950, and $7,238 respectively. The terms of the leases are no less favorable than those which we could obtain from an independent third party.

        MRS Equity Corp. is a 100 percent subsidiary of Equity Corp. Holdings, Inc., which manages the processing of payments through customer's accounts to the mortgage holder, was acquired by the Company in 2003. Prior to July 2003, the Executive Vice President of Marketing for Whitney Information Network, Inc. owned and controlled MRS Equity Corp.

Litigation

        The Company is not involved in any material asserted or unasserted claims and actions arising out of the normal course of its business that in the opinion of the Company, based upon knowledge of facts and advice of counsel, will result in a material adverse effect on the Company's financial position.

Other

        The Company carries liability insurance coverage, which it considers sufficient to meet regulatory and consumer requirements and to protect the Company's employees, assets and operations.

        The Company, in the ordinary course of conducting its business, is subject to various state and federal requirements. In the opinion of management, the Company is in compliance with these requirements.

Note 4—Stockholders' Equity and Transactions

Stock Based Compensation Plans

        The Company's stock option plans provide for the granting of stock options to key employees. Under the terms and conditions of the plans, any time between the grant date and two years of service, the employee may purchase up to 25% of the option shares. After three years of continuous service, the employee may purchase all remaining option shares. All options expire ten years from the date of the grant.

        The following table presents the activity for options outstanding:

	Options Related To A Plan	Weighted Average Exercise Price
Outstanding—December 31, 2002	1407	$1.93
Granted	201	$3.80
Forfeited/canceled	(180)	$(2.19)
Exercised	(6)	$(2.60)
Outstanding—December 31, 2003	1,422	$2.17
Granted	435	$4.47
Forfeited/canceled	(15)	$(1.98)
Exercised	(15)	$(1.86)
Outstanding—December 31, 2004	1,827	$2.71
Granted	30	$2.55
Forfeited/canceled	(62)	$(4.28)
Exercised	—	—
Outstanding—September 30, 2005	1,795	$2.65

        The following table presents the composition of options outstanding and exercisable:

Range of Exercise Prices	Number of Options Outstanding	Number of Options Exercisable	Price*	Life*
$1.75	40	40	$1.75	4.58
$1.81	305	305	$1.81	6.75
$1.88	248	248	$1.88	3.71
$2.00	595	595	$2.00	3.84
$2.55	30	30	$2.55	9.67
$3.10	15	15	$3.10	6.92
$3.70	142	142	$3.70	7.43
$3.90	45	45	$3.90	8.08
$4.10	10	10	$4.10	7.50
$4.50	365	365	$4.50	8.33

$1.75 to $4.50	1,795	1,795		5.73

*
Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

        During the first quarter of 2005, we issued 85,470 shares of common stock, valued at $166,667 in exchange for assets we recorded as goodwill and paid during the second quarter of 2005 plus cash of $333,333 for the final payment as part of the Speak Tek (Star Trader brand) purchase agreement.

        In the second quarter of 2005, stocks options for 30,000 shares were granted to members of the board of directors.

        In the third quarter of 2005, stock options for 500 shares were exercised.

Note 5—Deferred Tax Assets

        We had net operating losses of approximately $35,000,000 at the beginning of the year ending December 31, 2005 to offset future taxable income. Generally Accepted Accounting Principles (GAAP) require the future utilization to be recorded as a deferred tax asset if management believes if it is more likely than not that the Company will generate future taxable income.

        In assessing the recoverability of deferred tax assets, management considers whether it is more likely that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible. During the first quarter of fiscal 2005, management concluded that it is more likely than not that we will realize the benefits of some of our net operating loss carryforwards creating future tax deductible amounts for the current year and future periods beyond 2005. A current and long-term deferred tax asset of $1,792,000 and $4,887,000, respectively were recorded on the balance sheet.

        Management has continued to assess the realizability of its net operating loss carryforwards for future periods beyond fiscal 2005. During the quarter ended September 30, 2005 management concluded that it is more likely than not that additional net operating loss carryforwards will result in realizable deferred tax assets. Therefore, management determined that it is appropriate to record a total of $6,679,000 in deferred tax assets on the balance sheet in the third quarter of 2005 for periods beyond 2005.

        The deferred tax assets recorded in fiscal 2005 represent management's estimate of all deferred tax benefits to be utilized in the current fiscal year and future periods beyond fiscal 2005. The following table reflects the reconciliation of the company's income tax expense:

	Three Months Ended September 30, 2005		Nine Months Ended September 30, 2005
	2005	2004	2005	2004
Pre tax income (loss)	$2,390	$(11,963)	$9,898	$(16,020)

Tax expenses (benefits) computed at statutory rate of 34%	(767)	4,087	(3,252)	5,502
Change in valuation allowance	7,446	4,087	9,931	5,502

Net tax benefit	$6,679	$0	$6,679	$0

Note 6—Subsequent Events

        On August 1, 2005, the Company contributed net assets to a newly-formed wholly-owned subsidiary named EduTrades, Inc. In exchange for the net assets contributed, the Company received 5,200,000 shares of EduTrades, Inc. $0.001 par value Common Stock. On September 16, 2005, the Company announced plans to sell an additional 2,600,000 shares of EduTrades, Inc. stock at a price which is expected to be between $6 and $8 per share. After this sale, the Company is expected to have approximately a 66.7% ownership in EduTrades, Inc. and will be consolidating its results with EduTrades and its other wholly-owned and majority owned subsidiaries.

        On November 2, 2005, the Company, through a trust, sold the SBC building in Orlando, of which it holds a 50% interest. The selling price was $20,300,000, $9,350,000 in cash at closing, which was used to retire the mortgage, and a promissory note in the amount of $10,950,000, which is secured by the land and the building.

        In December 2005 the Company closed a private placement of 3,300,000 units of its securities, each unit consisting of one share of common stock and one-half common stock purchase warrant to purchase an additional one-half share at $6.00 per share. The units were sold at $4.50 per unit. The securities are being registered for sale pursuant to this prospectus. Russell A. Whitney, the Company's Chief Executive Officer, sold 1,250,000 of the units and the Company sold the remaining 1,750,000 units. The private placement generated gross proceeds to us of $7,875,000.

        The Company is required to register the common stock and the common stock underlying the warrants upon completion of the offering, which was December 12, 2005.

        In December 2005 we entered into a commitment for approximately $600,000 for new software which includes licensing, training and maintenance.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Whitney Information Network and Subsidiaries
Cape Coral, Florida

        We have audited the accompanying consolidated balance sheet of Whitney Information Network and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Whitney Information Network, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ EHRHARDT KEEFE STEINER & HOTTMAN PC Ehrhardt Keefe Steiner & Hottman PC

April 12, 2005
Denver, Colorado

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

	December 31,
	2004	2003
Assets
Current assets
Cash and cash equivalents	$6,848	$15,021
Accounts receivable, net	448	1,315
Accounts receivable, affiliates	1,168	2,482
Prepaid advertising and other	1,977	2,330
Inventory	1,390	713
Deferred seminar expenses	8,825	6,834
Total current assets	20,656	28,695
Non-current assets
Property and equipment, net	24,781	16,585
Intangible assets, net	6,353	6,999
Goodwill	1,500	1,000
Investments in related parties	3,548	735
Other assets	117	20

Total non-current assets	36,299	25,339

Total assets	$56,955	$54,034

Liabilities and Stockholders' Deficit
Current liabilities
Accounts payable	$7,413	$3,218
Accrued seminar expenses	2,174	1,646
Deferred revenue	62,689	38,593
Accrued expenses	3,999	1,781
Current portion of long-term debt	504	169
Current portion of note payable—officer/stockholder	—	1,363

Total current liabilities	76,779	46,770
Long-term debt, less current portion	11,808	6,071
Note payable—officer/stockholder, less current portion	—	3,350

Total liabilities	88,587	56,191

Commitments and contingencies
Minority interest	1,977	2,000
Stockholders' deficit
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value, 25,000,000 shares authorized, issued and outstanding shares 8,618,186 (2004) and 8,547,749 (2003)	3,269	2,991
Paid-in capital	449	449
Foreign currency translation adjustment	(182)	(348)
Accumulated deficit	(37,145)	(7,249)

Total stockholders' deficit	(33,609)	(4,157)

Total liabilities and stockholders' deficit	$56,955	$54,034

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share data)

	For the Years Ended December 31,
	2004	2003	2002
Sales	$139,859	$94,958	$62,145

Expenses
Direct course expenses	57,952	46,804	28,384
Advertising and sales expense	79,533	27,508	13,936
General and administrative expense	33,150	22,355	13,864

Total expenses	170,635	96,667	56,184

(Loss) income from operations	(30,776)	(1,709)	5,961

Other income (expense)
Equity earnings from foreign investment	159	—	—
Gain on sale of assets	305	—	—
Interest and other income	933	237	340
Interest expense	(540)	(86)	(71)

	857	151	269

Minority interest	23
Net (loss) income	$(29,896)	$(1,558)	$6,230

Basic weighted average common shares outstanding	8,589	8,188	7,952

Basic (loss) income per common share	$(3.48)	$(0.19)	$0.78

Diluted weighted average common shares outstanding	8,589	8,188	8,841

Diluted (loss) income per common share	$(3.48)	$(0.19)	$0.70

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholders' Deficit

For the Years Ended December 31, 2004, 2003 and 2002

(in thousands)

	Common Stock			Foreign Currency Translation Adjustment
			Additional Paid-in Capital		Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balance—December 31, 2001	7,878	337	1	—	$2,534	(10,721)	(10,383)
Issuance of stock for assets purchased	190	550	—	—		—	550
Issuance of stock for stock options exercised	26	48	—	—		—	48
Issuance of stock for services	3	5	—	—		—	5
Compensation expense related to the issuance of stock options	—	—	448	—		—	448
Net income	—	—	—	—	6,230	6,230	6,230

Balance—December 31, 2002	8,097	940	449	—	6,230	(4,491)	(3,102)
Issuance of stock for the stock purchased of MRS Equity Corp.	63	125	—	—		—	125
Issuance of stock for assets purchased of Success Development, Inc.	180	900	—	—		—	900
Issuance of stock for the stock purchased of SpeakTec, Inc.	200	1,000	—	—		—	1,000
Issuance of stock for assets purchased	2	10	—	—		—	10
Issuance of stock for stock options exercised	6	16	—	—		—	16
Issuance of cash and note payable to majority stockholder for interest in Whitney Leadership Group, Inc.	—	—	—	—		(1,200)	(1,200)
Foreign currency translation adjustment	—	—	—	(348)	(348)	—	(348)
Net loss	—	—	—	—	(1,558)	(1,558)	(1,558)

Balance—December 31, 2003	8,548	2,991	449	(348)	(1,906)	(7,249)	(4,157)
Issuance of stock for the stock purchased of SpeakTec, Inc.	56	250					250
Issuance of stock for stock options exercised	15	28					28
Foreign currency translation adjustment				166	166		166
Net loss	—	—	—	—	(29,896)	(29,896)	(29,896)

Balance—December 31, 2004	8,619	$3,269	$449	$(182)	$(29,730)	$(37,145)	$(33,609)

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	For the Years Ended December 31,
	2004	2003	2002
Cash flows from operating activities
Net (loss) income	$(29,896)	$(1,558)	$6,230

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Equity earnings in foreign corporation		—	(102)
Compensation expense relating to stock options	—	—	448
Depreciation and amortization	1,610	950	598
(Gain) loss on disposal of assets	(305)	—	(3)
Stock issued for services	—	—	5
Minority interest	(23)
Changes in assets and liabilities
Accounts receivable	867	(807)	15
Accounts receivable, affiliates	1,314	(2,482)	—
Prepaid advertising and other	353	(1,633)	261
Income taxes receivable and prepayments	—	—	498
Inventory	(677)	(349)	(227)
Deferred seminar expenses	(1,991)	(3,926)	731
Other assets	(97)	7	6
Accounts payable	4,195	1,456	610
Accrued seminar expenses	528	1,582	(372)
Deferred revenue	24,096	14,044	612
Accrued expenses	2,218	655	423

	32,088	9,497	3,503

Net cash provided by operating activities	2,192	7,939	9,733

Cash flows from investing activities
Purchase of property and equipment	(6,965)	(384)	(4,612)
Proceeds from sale of property	827	—	—
Purchase of intangible assets	(250)	(470)	(450)
Purchase of equity interest in building	—	(2,000)	—
Loans to affiliates, net	—	4	156
Investment in related parties	(2,813)	100	—

Net cash used in investing activities	(9,201)	(2,750)	(4,906)

Cash flows from financing activities
Proceeds from note payable, officer	—	62	1,200
Proceeds of long-term debt	3,646	—	—
Payments of principal on long-term debt	(291)	(619)	(816)
Principal payments on note payable—officer/stockholder	(4,713)	(1,059)	(66)
Proceeds from exercise of stock options	28	16	48
Distribution to officer/stockholder	—	(300)	—

Net cash provided by (used in) financing activities	(1,330)	(1,900)	366

Net increase (decrease) in cash and cash equivalents	(8,339)	3,289	5,193
Foreign currency translation	166	(348)	—
Cash and cash equivalents—beginning of year	15,021	12,081	6,889

Cash and cash equivalents—end of year	$6,848	$15,021	$12,081

See notes to consolidated financial statements.

Supplemental disclosure of cash flow information:

        Cash paid for income taxes was $0 for 2004, 2003 and 2002, respectively.

        Cash paid for interest was $513,874, $86,095 and $70,548 for 2004, 2003 and 2002, respectively.

Supplemental disclosure of non-cash activity:

        During 2004, we issued 55,866 shares of common stock, valued at $250,000 in exchange for assets we recorded as goodwill.

        During 2003, we acquired a $650,000 equity interest in its investment in foreign corporation through the issuance of debt.

        During 2003, we acquired a 50% equity interest in a SCB Building, LLC ("LLC") constructing an office building. The other 50% member has a $2,000,000 minority interest in the LLC, which was contributed in the form of a $4,000,000 building subject to a $2,000,000 mortgage. During 2004 and 2003, improvements totaling $2,717,000 and $2,500,000, respectively were made, each year, to the building through the use of proceeds of long-term debt.

        During 2003, we acquired an intangible asset through the issuance of 2,500 shares of our common stock valued at $10,000.

        During 2003, we acquired the common stock of Whitney Leadership Group, Inc. from our Chairman and his wife. The purchase price of $1,200,000 was recorded as a distribution as the entity was under common control. The purchase price was paid through $300,000 cash at closing and the issuance of a $900,000 promissory note.

        During 2003, we acquired the common stock of MRS Equity Corp., which resulted in $4,875,000 in identified intangible assets. Of this amount $125,000 was paid through the issuance of our common stock and the remaining through the assumption of $4,750,000 notes payable to the majority stockholder.

        During 2003, we acquired the assets of Success Development Inc. through an option to purchase by issuing 180,000 shares of common stock valued at $900,000 resulting in identifiable intangible assets.

        During 2003, we acquired the common stock of SpeakTec, Inc. Of the purchase price amount, $1,000,000 was paid through the issuance of 200,000 shares of the Company's common stock. The purchase price of SpeakTec, Inc has been recorded as goodwill.

        During 2002, we issued 189,655 shares of common stock valued at $550,000 for intangible assets and $750,000 in debt for software in connection with the asset purchase from Teach Me To Trade, LLC.

See notes to consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1—Description of Business and Summary of Significant Accounting Policies

Organization and History

        Whitney Information Network, Inc. and Subsidiaries (collectively referred to as the "Company") are engaged primarily in the business of providing financial education and training services through seminars, workshops and publications. The educational and training services offered are concentrated in the area of financial management and real estate investment and are marketed through periodic publications, telemarketing, television and radio.

        Whitney Information Network, Inc., formerly known as Win Systems International, Inc., incorporated in Colorado on February 23, 1996 under the name of Gimmel Enterprises, Inc.

        Whitney Education Group, Inc., formerly known as Win Systems, Inc., was incorporated in Florida on November 12, 1992. An exchange of shares was completed between the shareholders of Win Systems, Inc. and Gimmel Enterprises, Inc. on August 18, 1998. Subsequently, the name of Gimmel Enterprises, Inc. was changed to Win Systems International, Inc. on August 25, 1998, and that name was changed to Whitney Information Network, Inc. on February 11, 1999. The name of Win Systems, Inc. was changed to Whitney Education Group, Inc. on September 10, 1999.

        Win Systems, Inc. has been operating in the educational seminars industry since 1992 and expanded its operation in the industry subsequent to the 1998 exchange of shares and name change to Whitney Education Group, Inc.

        During 1998, Win Systems International, Inc. expanded its educational seminars business into Canada through the opening of a wholly owned subsidiary, 1311448 Ontario, Inc. The Canadian operations continued to expand and at the end of 1999 the operations were transferred to Whitney Canada, Inc. through an amalgamation of two wholly owned subsidiaries.

        Whitney Canada, Inc. incorporated in Canada on October 5, 1998 and is the surviving corporation of an amalgamation with 3667057 Canada, Inc. 3667057 Canada, Inc. was incorporated in Ontario, Canada on August 21, 1998 under the name of 1311448 Ontario, Inc. The name was changed to 3667057 Canada, Inc. on October 5, 1999 as a preliminary requirement of federalization of the corporation, which had been an Ontario corporation, in order to qualify for the amalgamation with Whitney Canada, Inc., which was completed January 6, 2000. There are no significant differences on comprehensive income and foreign exchange prior to the year ended December 31, 2003.

        Whitney Internet Services, Inc. incorporated in Wyoming on June 8, 1999, is located in Cape Coral, Florida and provides web programming and maintenance services to the Company. The Company's operating subsidiaries use the site to offer Company products and services for sale and the site also includes general information on Company products and services and Company history.

        Wealth Intelligence Network, Inc. incorporated in Florida on May 26, 1996 under the name of Real Estate Link, Inc. and was subsequently changed to Wealth Intelligence Network, Inc. on September 20, 1998. Win Systems International, Inc. acquired the shares of Wealth Intelligence Network, Inc. on November 18, 1998. Wealth Intelligence Network, Inc. is an operating subsidiary marketing financial training seminars, which represents an expansion from the real estate investment training seminar business.

        Whitney Mortgage.com, Inc. incorporated in Florida on September 30, 1999 and has no significant operations. Whitney Mortgage.com, Inc. was intended to operate as a full service Internet mortgage broker affiliated with a national Internet mortgage provider. Whitney Mortgage.com, Inc. ceased doing business at the end of 2004.

        Russ Whitney's Wealth Education Centers, Inc. incorporated in Wyoming on June 8, 1999 as a wholly owned subsidiary of Whitney Information Network, Inc. and the subsidiary is itself the parent corporation of two wholly owned subsidiaries formed to operate permanent learning centers in Jackson, Mississippi and Atlanta, Georgia. Russ Whitney's Wealth Education Center of Jackson, MS, Inc. incorporated in Wyoming on June 8, 1999 and a learning center was opened in December, 1999. Russ Whitney's Wealth Education Center of Atlanta, GA, Inc. incorporated in Wyoming on July 22, 1999 and a learning center was opened in June 2000. All Wealth Education Centers were closed during 2001.

        Whitney Consulting Services, Inc. incorporated in Wyoming on July 28, 1998 under the name of Financial Consulting Services, Inc. and the name was changed to Whitney Consulting Group, Inc. on April 28, 1999 when that corporation was acquired by Win Systems International, Inc. which then changed its name to Whitney Consulting Services, Inc. on March 21, 2000. Whitney Consulting Services, Inc. is located in Salt Lake City, Utah and performs telemarketing services in real estate, investments and financial training seminars and individual one-on-one coaching programs.

        Precision Software Services, Inc. was acquired during 2001. Precision Software Services, Inc. was incorporated August 1993 as a Florida corporation and holds a license to distribute and sell certain real estate and business software sold by several subsidiaries. Precision Software Services, Inc. and was formerly owned 51% by our Chairman of the Board and majority stockholder. Precision Software Services, Inc.'s operations were combined into Whitney Education Group, Inc. in 2004.

        Whitney U.K. Limited is a United Kingdom corporation formed and incorporated in October 2001 to engage in educational and training seminars throughout the United Kingdom.

        N123RF, Inc. is a Delaware corporation formed and incorporated in August 2002 to operate an airplane. The name was then changed to Coral Aviation, Inc.

        Whitney Leadership Group was acquired in July 2003 and holds all of the copyright and intellectual property rights associated with the educational materials and licenses these rights for payments. Whitney acquired this company to gain control of intellectual property rights that form the core of the business. The Whitney Leadership Group materials were integrated into existing training sessions and their operations are included in Whitney Information Network, Inc. accounts.

        MRS Equity Corp. was acquired in July 2003 and manages the processing of the payments of homeowners, paying every two weeks instead of monthly, through the customer's account to the mortgage holder. MRS Equity Corp. courses were integrated into existing training sessions and their operations are included in Whitney Information Network, Inc. accounts.

        SpeakTec, Inc. was acquired in October 2003 for its intellectual property which provides for financial training courses. SpeakTec, Inc. courses were integrated into our training sessions and their operations are included in a Whitney Information Network, Inc. subsidiary.

        The assets and operations of Success Development, Inc. were acquired in November 2003. Success Development, Inc. was a Florida based company engaged in the post secondary real estate training business. It was acquired for its' customer database and marketing and training courses. Success Development, Inc. courses were integrated into our training sessions and their operations are included in Whitney Information Network, Inc. accounts.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Whitney Information Network, Inc. and the following wholly owned subsidiary corporations: Whitney Education Group, Inc.;

Whitney Internet Services, Inc.; Russ Whitney's Wealth Education Centers, Inc. and its wholly owned subsidiary corporations, Russ Whitney's Wealth Education Center of Jackson, MS, Inc. and Russ Whitney's Wealth Education Center of Atlanta, GA, Inc.; Whitney Consulting Services, Inc.; Whitney Canada, Inc.; Whitney Mortgage.com, Inc.; Wealth Intelligence Network, Inc.; Precision Software Services, Inc.; Whitney U.K. Limited; and Coral Aviation, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

        We consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

Concentrations of Credit Risk

        Financial instruments, which potentially subject us to concentration of credit risk, consist principally of cash and short-term cash investments and accounts receivable. We place temporary cash investments with what management believes are high-credit, quality financial institutions. As of the balance sheet date, and periodically throughout the year, we have maintained balances in various operating accounts in excess of federally insured limits. We periodically perform credit analysis and monitor the financial condition of its customers in order to minimize credit risk.

Accounts Receivable

        Accounts receivable consists of trade receivables from the sale of educational products and services for which a contract has been entered into, payments have not been received, and the related revenue has been deferred. An adjustment is recorded to write off any amounts deemed to be unrealizable and uncollectible.

Inventory

        Inventory consists primarily of books, videos and training materials and is stated at the lower of cost or market, determined using the first-in, first-out method (FIFO).

Fair Value of Financial Instruments

        The carrying amounts of financial instruments including cash and cash equivalents, short-term investments, receivables, deferred seminar expense, accounts payable, accrued expenses, deferred educational revenues, and notes payable approximated fair value as of December 31, 2004 because of the relatively short maturity of these instruments. The fair value of long term notes payable approximates fair value based on current market rates available for similar debt instruments.

Revenue Recognition, Deferred Revenue and Deferred Expenses

        We recognize revenue for the sale of products and software, upon delivery. Revenue from educational seminars is recognized upon the earlier of (1) when the non-refundable deposit is received for the seminars and the seminar has taken place; or (2) upon the contractual expiration of our obligation to provide a seminar only if the seminar was paid for. Deferred revenue is recorded when the seminar proceeds are received prior to the related seminar taking place. Expenses for commission payments made our speakers for revenues generated are deferred until the related revenue is recognized.

        We recognize commission revenue related to sales made by Whitney Information Network and Subsidiaries for other parties. Only the commission part of these transactions is recognized. The commissions are recorded as revenue when the amount is earned.

Advertising Expense and Prepaid Advertising

        We expense advertising costs as incurred. Advertising costs were approximately $48,558,399, $21,143,430, and $8,907,257 for the years ended December 31, 2004, 2003 and 2002, respectively. Advertising paid for in advance is recorded as prepaid until such time as the advertisement is published. Advertising costs recorded as prepaid as of December 31, 2004 and 2003 were $1,542,637 and $1,335,098 respectively.

Deferred Offering Costs

        During 2003, we were in the process of stock registration. Expenses related to this offering had been accounted for as deferred offering costs. If the offering was successful, such costs would have been charged against the gross proceeds received. If at any time it became probable that the offering would not be consummated or after an unreasonable postponement, such costs would be expensed. As of December 31, 2003, we have expensed $330,245, previously recorded as deferred offering costs. The registration was formally withdrawn in January 2005.

Property and Equipment

        Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets. The estimated useful life of the buildings is 40 years. The furniture and fixtures' estimated useful life is seven years, the airplane, equipment and leasehold improvements is five years, and the software is three years.

Intangible Assets

        Intangible assets include customer lists, trademarks, goodwill, intellectual property, and loan costs and are recorded at cost. Customer lists and trademarks are being amortized over their estimated useful lives of three and fifteen years, respectively. Loan costs are amortized over the term of the loan. Goodwill is tested for impairment on an annual basis. At December 31, 2004, management performed impairment testing in accordance with Statement of Financial Accounting Standard No. 142 and 144 (SFAS 142 and 144) for all intangible assets and determined that impairment was not considered necessary.

Investments in Related Parties

        We acquired a 20% ownership interest in Rancho Monterey, S.A., a Panama corporation, in 2001. This corporation was formed with the purpose of acquiring, developing, and selling land on the Pacific coast of Costa Rica. We are an investor in phase one of this project which includes approximately 830 acres and is projected to produce approximately $3,000,000 in revenues. Prior to January 2004, this venture has incurred solely capitalized development costs and had not had any sales activity. We account for our investment using the equity method of accounting and record its proportionate share of the corporation's profit or loss. In 2003, we acquired an additional 10% equity interest in the investment for $650,000 through the issuance of debt. As part of this transaction, we also received a 8% interest in Monterey del Este, a Panama Corporation organized to develop unimproved real estate in Costa Rica; and a 20% interest in Monterey del Mar, a Panama Corporation organized to develop an ocean front hotel on the Pacific coast of Costa Rica. The Company's share of the corporation's profits for the year ended December 31, 2004 was $271,609. Our Chief Executive Officer individually indirectly owns 11% of Rancho Monterey, S.A. and 6% of Monterey del Este. Our Company's Executive Vice President individually indirectly owns 1% of Rancho Monterey, S.A.

        We have, at times, advanced funds to this entity for working capital purposes to secure and protect its investment. As of December 31, 2004, we have recorded a $1,093,083 receivable relating to this venture in accounts receivable, affiliates. Our agreement with the management of this venture is that we will be reimbursed for these funds from future land sales.

        In 2004, we acquired a 50% equity interest in Tranquility Bay of Southwest Florida LLL ("Tranquility"). Tranquility is the owner of approximately 74 acres of land in Lee County, Florida for $3,548,000.

Investment in Building

        We acquired a 50% equity interest in a SCB Building, LLC ("LLC") renovating an office building in Orlando, Florida. The other 50% member has a $2,000,000 minority interest in the LLC, which was contributed in the form of a $4,000,000 building subject to a $2,000,000 mortgage. We are the guarantor of the debt of the LLC and the financial statements and results from operations have been consolidated in these financial statements.

Long-Lived Assets

        We review our long-lived assets under SFAS 144 for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. We look primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired.

Use of Estimates

        The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

        We recognize deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The temporary differences result primarily from the recognition of deferred expenses for tax purposes. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Translation of Foreign Currency

        We account for foreign currency translation in accordance with Financial Accounting Standard No. 52. As such, the financial position and results of operations of our foreign subsidiaries are measured using local currency as the functional currency. Revenues and expenses of the subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange as of December 31, 2004 and 2003, respectively.

Basic Loss Per Share

        We apply the provisions of Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (FAS 128). All dilutive potential common shares in 2004 and 2003 had an antidilutive effect on diluted per share amounts and therefore were excluded in determining net loss per share.

Stock Options

        We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net income (loss) and basic income (loss) per common share would have been changed to the pro forma amounts indicated below (in thousands, except for per share data):

	For the Years Ended December 31,
	2004	2003	2002
Net income (loss)—as reported	$(29,896)	$(1,558)	$6,230
Net income (loss)—pro forma	$(31,270)	$(1,956)	$5,272
Basic income (loss) per common share—as reported	$(3.48)	$(0.19)	$0.78
Basic income (loss) per common share—pro forma	$(3.64)	$(0.24)	$.65

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	For the Years Ended December 31,
	2004	2003	2002
Approximate risk free rate	4.24%	4.25%	3.83%
Average expected life	10 years	10 years	10 years
Dividend yield	0%	0%	0%
Volatility	56.97%	33.77%	59.97%
Estimated fair value of total options granted	$1,374,036	$398,189	$957,282
Weighted average grant date fair value	$3.16	$1.98	$1.48

Recently Issued Accounting Pronouncements

        In December 2004, the FASB issued SFAS. 123 (R) Share-Based Payment, which supersedes Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Under SFAS No. 123 (R) all share-based payments would be treated as other forms of compensation by recognizing the costs, generally measured as the fair market value at the date of grant, in the income statement. The Company will adopt, as required, SFAS No. 123 (R) for its fiscal year beginning January 1, 2006. Management expects that the impact of the adoption of SFAS No. 123 (R) will be that the share-based payment expense amounts historically disclosed as required by SFAS No.123 will now be recognized as an expense on the statement of operations.

Note 2—Mergers, Acquisitions and Capital Accounts

        On August 18, 1998, Whitney Education Group, Inc. (formerly Win Systems, Inc.) was acquired by Whitney Information Network, Inc. (formerly Win Systems International, Inc. and prior to that Gimmel Enterprises, Inc.) in a reverse merger whereby Whitney Education group, Inc. exchanged 100% of its shares for 90% of Gimmel's shares bringing the total shares of Whitney Information Network, Inc. (issued and outstanding) at August 18, 1998 to 7,500,047. Whitney Education Group, Inc. became a wholly owned subsidiary of Whitney Information Network, Inc. (WIN). The financial statements from January 1, 1997 through December 31, 1999 are based upon the assumption that the companies were combined for the entire period and all stock splits have been reflected in the statements as of the beginning of the period. Also, on August 18, 1998, WIN issued 187,500 Class A stock purchase warrants and 340,000 Class B stock purchase warrants. Both the Class A and Class B warrants were exercisable at $4.00 per share.

        We also instituted a stock option plan for key personnel. Under the plan, options are to be granted at the fair market value at the date of the grant and exercisable for a ten-year period after the grant with a three-year vesting schedule. We have reserved 2,000,000 shares for the stock option plan of which 1,827,475 option shares have been granted, net of forfeitures and cancellations, at exercise prices from $1.75 to $4.50 per share. In 2004, options to purchase 15,325 shares were exercised.

        On February 1, 1999, we purchased all of the assets of Wealth Intelligence Network, Inc. for 20,000 shares of stock at $2.50 per share. In addition, we issued (during the period from May to August 1999) 7,975 shares to a financial public relations firm in lieu of cash for services valued at $14,500.

        In April 2000, we converted our 340,000 class B warrants issued to employees in August 1998 into stock options. In the conversion, we reduced the exercise price from $4 to $2 (fair market value at date of conversion). This transaction has since been accounted for using variable accounting in accordance with FIN 44: Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25 (FIN 44). At December 31, 2004, 133,500 of these options have been forfeited. At December 31, 2004 and 2003, nothing was recorded as additional compensation expense to employees because the market price of the stock is $2, which is the exercise price.

        In November 2001, we issued 333,334 shares of common stock valued at $500,000 and $250,000 in notes payable for all of the outstanding stock of Precision Software Services, Inc. which had a minimal net book value at the time of the acquisition. Precision Software Services, Inc. was 51% owned by our Chairman and majority stockholder who received 170,000 of the shares and $125,000 in notes payable. The excess of the purchase price over material, identifiable net assets relating to the minority interest was allocated to software rights. The shares issued to the officer were recorded as a distribution as Precision Software Services, Inc. and we are under common control.

        In November 2001, we paid $212,500 for a 20% interest in a Panama corporation named Rancho Monterrey, S.A., which was formed in April 2001 to own, operate, improve and sell certain real estate in Costa Rica. As part of the investment in Rancho Monterrey, S.A., we received a 12-acre parcel of land valued at $130,000, resulting in a net investment of $82,500

        In April 2002, we converted its 187,500 Class A warrants issued to outside investors and parties in August 1998 into stock options. In the conversion, we reduced the exercise price from $4 to $2. This transaction does not require treatment under FIN 44.

        In August 2002, 189,655 shares valued at $550,000 of our common stock were issued in exchange for assets of a former joint venture partner, Teach Me To Trade, LLC. The purchase price was

$1,988,000, net of a $12,000 discount, and was paid for with $688,000 in cash, $550,000 in stock, and $750,000 in debt. During the first and second quarters of 2002, we had advanced $200,000 to Teach Me To Trade, which was credited towards the purchase price. The purchase price was allocated $1,000,000 to software, $688,000 to customer lists and $300,000 to trademarks.

        In May 2003, we paid $450,000 under a six-month management agreement with Success Development, Inc. ("SDI"). Under the agreement, we acquired SDI's customer database and operated is Cash Flow Generator brand. Under this agreement, we received 30% of SDI's profits. During this time period, we also made advances to SDI for working capital purposes. We believe that this balance is collateralized by bank account maintained by SDI. In November 2003, we exercised its option to purchase Success Development, Inc. for 180,000 shares of common stock, valued at $900,000. This resulted in a $550,000 trademark, $250,000 customer list and $100,000 non-compete.

        In July 2003, we purchased two related companies, Equity Corp. Holdings, Inc. and Whitney Leadership Group, Inc. The purchase price of Whitney Leadership, Inc. was $1,200,000 paid to the Chairman and his wife, payable $300,000 in cash at closing and a $900,000 promissory note payable in semiannual installments beginning in February 2004 bearing an interest rate of 7%. The payments and debt issued were recorded as a distribution as Whitney Leadership Group, Inc. and we were under common control. The acquisition of Equity Corp. Holdings from our Vice President of Marketing resulted in $4,875,000 of intellectual property. The purchase price of $250,000, comprised of $62,500 in cash, 62,500 shares of our common stock valued at $125,000 at closing, and $62,500 payable one year from the closing date evidenced by a promissory note bearing interest at 7% per annum. We also agreed to assume and pay a promissory note issued to our chairman by Equity Corp. on June 1, 2002 in the amount of $4,750,000 payable $1,000,000 in July 2003 and July 2004 and ten installments of $275,000 payable in January and July beginning in 2005 through 2009. The unpaid balance bears interest at 7% per annum. Equity Corp. incurred this $4,750,000 obligation when it elected to redeem all of chairman's stock ownership in Equity Corp., which amounted to 90% of the outstanding stock of Equity Corp., as of June 1, 2002.

        In October 2003, we acquired the stock of SpeakTec, Inc. for $1,550,000, which resulted in $1,000,000 in goodwill, $450,000 in customer lists and other intangibles and $100,000 in current assets. SpeakTec, Inc. is the holding company for Quantum Vision, Inc., which is the operating company. Of this amount $550,000 is payable in cash, and $1,000,000 is payable through 200,000 shares of our newly issued, restricted common stock. Fifty-thousand shares of the common stock will be retained by us for a period of six months.

        On June 22, 2004, we issued warrants to purchase 200,000 shares of our no par value Common Stock. The warrants will expire on June 22, 2008 and are exercisable at the following prices: 100,000 shares at $5.25 per share; and 100,000 shares at $8.00 per share

        In September 2004, we entered into a six-month agreement with Discount Buyers Association of America ("DBAA") to assume operational control over it business and post-secondary education products. Simultaneously, we were granted an option to purchase all of the assets of DBAA. We paid $500,000 to DBAA for control of the business operations. We have allowed the option to expire and charged $500,000 to expense for the year ended December 31, 2004.

Note 3—Related Party Transactions

        Accounts receivable, affiliates are as follows (in thousands):

	December 31,
	2004	2003
Accounts receivable, foreign investment (Note 1)	$1,093	$1,227
Accounts receivable, SDI (Note 2)	19	631
Accounts receivable, commission overpayment	56	624

Total accounts receivable, affiliates	$1,168	$2,482

        The following balances were the amount of payroll services provided to related parties for the periods ended (in thousands):

	December 31,
	2004	2003	2002
MRS Equity Corp. (prior to the acquisition in 2003)	$—	$63	$145
Whitney Leadership Group, Inc. (prior to the acquisition in 2003)	—	—	14

	$—	$63	$159

        The following balances were the amount of products purchased and payments made for registration fees and commissions from related parties for the periods ended (in thousands):

	December 31,
	2004	2003	2002
MRS Equity Corp. (prior to the acquisition in 2003)	$—	$47	$678
Whitney Leadership Group, Inc. (prior to the acquisition in 2003)	—	89	211

	$—	$136	$889

        We have rented a training facility located in Cape Coral, Florida, since 1992 from the Chairman of the Board and pays rent on annual leases. Rentals under the related party lease were $185,952, $84,738 and $78,844 during 2004, 2003 and 2002, respectively. We lease 2,200 square feet of training facilities at 1611 E. Cape Coral Parkway, 9,000 square feet of space at 1625 E. Cape Coral Parkway which is used for shipping, and 5,000 square feet at 1630 SE 47th Terrace which we use as a Training Center and for storage, all in Cape Coral Florida, from Cape Promenade Trust which is for the benefit of Russell A. Whitney, our Chairman and Chief Executive Officer and his wife Ingrid. The leases are for three years and began on March 1, 2003, March 1, 2003 and June 1, 2004, respectively The monthly rentals are $1,943, $7,950, and $7,238 respectively. The terms of the leases are no less favorable than those which we could obtain from an independent third party.

        MRS Equity Corp. is a 100 percent subsidiary of Equity Corp. Holdings, Inc. which manages the processing of payments through customer's accounts to the mortgage holder, was acquired by us in 2003 (Note 2). Prior to July 2003, the Vice President of Marketing of Whitney Information Network, Inc. owned and controlled MRS Equity Corp.

        Whitney Leadership Group is a company that holds all the copyright and intellectual property rights associated with the educational materials and licenses the rights to us for payment, and was acquired by us in July 2003 (Note 2). Prior to July 2003 the Chairman of the Board of Whitney Information Network, Inc. was the President and Chief Operating Officer of Whitney Leadership Group, Inc.

        RAW, Inc. is owned by the Chairman of the Board of Whitney Information Network, Inc.and buys, sells and invests in real property.

        Those items above that are reasonably expected to be collected within one year are shown as current and those that are not expected to be collected during the next year are shown as non-current.

Note 4—Property and Equipment

        Property and equipment consist of the following (in thousands):

	December 31,
	2004	2003
Building	$17,437	$11,593
Airplane	2,114	2,114
Software	1,495	1,495
Land	2,807	1,399
Equipment	1,213	683
Furniture and fixtures	819	548
Leasehold improvements	1,428	328

	27,313	18,160
Less accumulated depreciation	(2,532)	(1,575)
	$24,781	$16,585

        Depreciation expense for the periods ended December 31 (in thousands):

2004	$964
2003	$692
2002	$587

        Intangible assets consist of the following (in thousands):

	December 31,
	2004	2003
Intellectual property	$4,875	$4,875
Customer list	1,218	1,218
Trademarks	850	850
Other intangibles	310	318

	7,253	7,261
Less accumulated amortization	(900)	(262)

	$6,353	$6,999

        Amortization expense for the periods ended December 31(in thousands):

2004	$646
2003	$251
2002	$11

        Future amortization expense of intangibles is as follows (in thousands):

Year Ending December 31,	Total
2005	$688
2006	520
2007	447
2008	447
2009	447
Thereafter	4,519
$7,068

Note 5—Long-Term Debt and Notes Payable—Related Party

        Long-term debt consists of (in thousands):

	December 31,
	2004	2003
Note payable to a finance company. Monthly principal and interest of $9,204 through December 2018. Interest at the LIBOR rate plus 3.42% and is collateralized by an airplane. The note is personally guaranteed (to $170,000) by the majority stockholder.	$1,090	$1,148
Note payable to an individual for purchase of equity interest in Rancho Monterey. Principal and interest payments of $12,266 beginning in July 2003 at an interest rate of 5%. The note matures in June 2008 and is collateralized by the Company's stock.	472	592
Note payable to a bank. Interest only payments beginning in July 2003 due monthly until June 2005. Principal and interest payments due beginning July 2005 and amortized over 20 years. Interest at a fixed rate of 7.5%. The note matures June 2008 with all the unpaid principal and interest due and is collateralized by the SCB Building located in Orlando, Florida.	7,289	4,500
Mortgage payable to a bank. Principal of US$21,235 plus interest at 5.74% due monthly until August 2014and is collateralized by real estate located in the United Kingdom.	2,442	—
Mortgage payable to a bank. Monthly principal and interest payments of $7,384 through June 2007 with a balloon payment of $950,345 due on July 28, 2007 and is collateralized by the building on North Frontage Road, Orlando, Florida.	1,019	—

	12,312	6,240
Less current portion	(504)	(169)

	$11,808	$6,071

        Notes payable—related party consists of (in thousands):

	December 31,
	2004	2003
Note payable to an officer/stockholder relating to the purchase of MRS Equity Corp. Semi-annual payments of principal and interest of $275,000 beginning July 2004 through January 2009 at an interest rate of 7%. Paid in full during 2004.	$—	$3,750
Note payable to an officer/stockholder relating to the purchase of Whitney Leadership Group. Semi-annual payments of principal and interest of $150,000 beginning January 2004 through January 2006 at an interest rate of 7%. Paid in full during 2004.	—	900
Note payable to an officer/stockholder. Principal payment due in July 2003 and remaining principal and interest payment due in July 2004 with interest at 7%. Paid in full during 2004.	—	62
	—	4,712
Less current portion	—	(1,362)
	$—	$3,350

        Maturities of long-term obligations are as follows (in thousands):

Year Ending December 31,	Related Party Notes		Other Notes	Total
2005		—	504	504
2006		—	553	553
2007		—	1,500	1,500
2008		—	7,514	7,514
2009		—	332	332
Thereafter		—	1,909	1,909

	$		$12,312	$12,312

        Interest expense on the related party notes was approximately $15,024 and $14,100 for the year ending December 31, 2004 and 2003, respectively.

Note 6—Commitments and Contingencies

Operating Leases

        The Company leases the following properties: (1) four buildings in Cape Coral Florida (Note 3); (2) its telemarketing facility in Draper, Utah; (3) its Whitney Canada location in Ontario and (4) a training center in Salt Lake City, Utah. These leases expire from May 2005 to October 2010.

        Rent expense for all operating leases was (in thousands):

Year Ending December 31,
2004	$425
2003	$384
2002	$237

        Future minimum lease payments under these leases are approximately as follows (in thousands):

Year Ending December 31,
2005	$633
2006	485
2007	386
2008	288
2009	112
Thereafter	195
$2,099

Litigation

        The Company is not involved in any material asserted or unasserted claims and action arising out of the normal course of its business that in our opinion, based upon knowledge of facts and advice of counsel, will result in a material adverse effect on our financial position.

Other

        The Company, in the ordinary course of conducting our business, is subject to various state and federal requirements. In the opinion of management, The Company is in compliance with these requirements.

Credit Facilities

        The Company has obtained two letters of credit, totaling $1,500,000, and has available unused amounts totaling $1,500,000, which are supported by certificates of deposit. These letters of credit expire in January 2005 and October 2005 and carry an interest rate of 2.98% and 3.68%, respectively. Subsequent to December 31, 2004, the January 2005 letter of credit was renewed until January 2006.

Note 7—Stockholders' Equity and Transactions

Stock Based Compensation Plans

        The Company's stock option plans provide for the granting of stock options to key employees. Under the terms and conditions of the plans, any time between the grant date and two years of service, the employee may purchase up to 25% of the option shares. After three years of continuous service, the employee may purchase all remaining option shares. All options expire ten years from the date of the grant.

        The following table presents the activity for options outstanding:

	Options Related To A Plan	Weighted Average Exercise Price
	(in thousands)
Outstanding—December 31, 2001	922	$1.94
Granted	652	$1.81
Forfeited/canceled	(141)	$(1.98)
Exercised	(26)	$(2.13)
Outstanding—December 31, 2002	1,407	$1.93
Granted	201	$3.80
Forfeited/canceled	(180)	$(2.19)
Exercised	(6)	$2.60
Outstanding—December 31, 2003	1,422	$2.17
Granted	435	4.47
Forfeited/canceled	(15)	(1.98)
Exercised	(15)	(1.86)
Outstanding—December 31,2004	1,827	$2.72

        The following table presents the composition of options outstanding and exercisable (options in thousands):

Range of Exercise Prices	Number of Options	Number of Option Exercisable	Price*	Life*
$1.75	40	40	$1.75	5.33
$1.81	307	77	$1.81	7.25
$1.88	248	248	$1.88	4.66
$2.00	595	595	$2.00	5.58
$3.10	15	4	$3.10	7.67
$3.70	152	38	$3.70	8.16
$3.90	45	11	$3.90	9.00
$4.10	10	3	$4.10	8.25
$4.50	415	104	$4.50	8.25
$1.75 to $4.50	1,827	1,120	$2.72	6.67

*
Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

Note 8—Income (Loss) Per Share

        The following table sets forth the computation for basic and diluted earnings per share (in thousands, except for per share data):

	For the Years Ended December 31,
	2004	2003	2002
Numerator for diluted income (loss) per common share	$(29,896)	$(1,558)	$6,230

Denominator for basic earnings per share—weighted average shares	8,589	8,188	7,952
Effect of dilutive securities—options and warrants	—	—	889

Denominator for diluted earnings per share—adjusted weighted average shares	8,589	8,188	8,841

Diluted income (loss) per common share	$(3.48)	$(0.19)	$0.70

        Where the inclusion of potential common shares is anti-dilutive, such shares are excluded from the computation.

Note 9—Business Segment Information

        We operate primarily in only one business segment. Our revenues are generated through the sale of real estate seminars, programs and products. We and each of our subsidiaries either directly participate in the real estate market or provide services to one of the subsidiaries. We do maintain operations in foreign countries outside the United States.

        The following provides both revenues and long-lived asset values by location for the period and years ending December 31, 2004, 2003 and 2002 (in thousands).

	Revenues			Assets
Location
	2004	2003	2002	2004	2003
United States	$122,559	$81,633	$57,091	$29,008	$24,489
Canada	6,406	5,242	2,648	33	31
United Kingdom	10,894	8,083	2,406	3,863	84
Costa Rica	—	—	—	1,093	818
Spain	—	—	—	—	—
	$139,859	$94,958	$62,145	$33,997	$25,422

        The following provides revenues received from external customers by the Company's reportable segments for the years ended December 31, 2004, 2003 and 2002 (in thousands).

	For the Years Ended December 31,
Segment
	2004	2003	2002
Real Estate Products/Services	$60,160	$58,325	$53,339
Real Estate Mentoring/Coaching	35,312	17,114	6,486
Commission/Other	1,221	3,701	1,740
Financial Products/Services	36,566	15,818	574
Star Trader	8,668	—	—
Internet Sales		—	6

Total revenues	$139,859	$94,958	$62,145

Note 10—Income Taxes

        At December 31, 2004, we had net operating losses (NOL) carryforwards for tax purposes of approximately $35,318,000 which expire in the years 2020 through 2025.

        Deferred tax liabilities and assets are determined based on the difference between the financial statement assets and liabilities and tax basis assets and liabilities using the tax rates in effect for the year in which the differences occur. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that based on available evidence, are not expected to be realized. The accompanying balance sheets include the following (in thousands):

	December 31,
	2004	2003
Deferred tax asset from NOL carryforward	$13,209	$3,814
Deferred tax asset (liability) from deferred expense/revenue	(2,962)	(2,758)

Total deferred tax assets	10,247	1,056
Valuation allowance for deferred tax assets	(10,247)	(1,056)

Net deferred tax asset	$—	$—

Note 11—Employee Benefit Plan

        We have a 401(k) employee savings plan for eligible employees, which provide for a matching contribution from us, determined each year at our discretion. Our contributions, charged to operations, for the years ended December 31, 2004, 2003, and 2002, were $140,329, $42,627, and $0, respectively.

Note 12—Summarized Quarterly Results (Unaudited)

        The following table presents unaudited operating results for each quarter within the two most recent years. We believe that all necessary adjustments consisting only of normal recurring adjustments have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year. (In thousands, except for per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2003
Revenues	$13,304	$17,421	$23,568	$40,665
Operating expenses	15,952	21,862	27,173	31,680
(Loss) income from operations	(2,648)	(4,441)	(3,606)	8,986
Net (loss) income	(1,411)	(3,549)	(1,571)	4,973
Basic (loss) earnings per share(1)	(.17)	(.44)	(.19)	.61
Diluted (loss) earnings per share(1)	(.17)	(.44)	(.19)	.56
December 31, 2004
Revenues	38,509	38,607	32,154	30,589
Operating expenses	38,462	43,578	44,348	43,775
(Loss) income from operations	47	(4,972)	(12,193)	(13,658)
Net (loss) income	208	(4,368)	(12,021)	(13,715)
Basic (loss) earnings per share(1)	0.02	(0.51)	(1.40)	(1.59)
Diluted (loss) earnings per share(1)	0.02	(0.51)	(1.40)	(1.59)

(1)
Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly net earnings per share amounts may not equal the annual amounts reported.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution(1).

SEC Registration Fee	$5,334
Printing Expenses	$25,000
Legal Fees and Expenses	$100,000
Accounting Fees	$25,000
Transfer Agent Fees	$5,000
Miscellaneous Expenses	$39,666

Total	$200,000

(1)
All expenses, except the SEC registration fee, are estimated.

Item 14. Indemnification of Directors and Officers.

        Article Seventh (d) of the Registrant's articles of incorporation provides as follows:

    "(d) Limitation on Director's Liability. No director of this corporation shall have any personal liability for monetary damages to the corporation or its stockholders for breach of his fiduciary duty as a director, except that this provision shall not eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for: (i) any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes Section 7-106-401 or the articles of incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes Section 7-108-401, provided that the personal liability of a director in this circumstance shall be limited to the amount of the distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes Section 7-106-401 or the articles of incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person."

Item 15. Recent Sales of Unregistered Securities.

        During the last three years, the Registrant has not sold any securities which were not registered under the Securities Act, except:

  (i)
  In October 2003 the Registrant issued 200,000 shares to the principals of SpeakTec, Inc. to acquire all of its outstanding common stock.

  (ii)
  In December 2005 the Registrant issued 1,750,000 shares and 875,000 warrants and Russell A. Whitney, its Chief Executive Officer, issued 1,250,000 shares and 625,000 warrants to the 17 accredited investors whose names and securities amounts are listed in the prospectus under "Selling Stockholders." The securities were issued in units consisting of one share and one-half warrant for $4.50 per unit. The Registrant also issued a unit purchase warrant to Noble International Investments, Inc. to purchase up to 300,000 units at $4.50 per unit as part of its compensation for acting as the Registrant's placement agent in the offering.

  (iii)
  From time to time, the Registrant issues stock options under its 1998 Stock Option Plan and shares issuable upon exercise of these stock options.

        With respect to common stock issued under paragraph (i) and (ii) above, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and/or Rule 506 promulgated thereunder. No advertising or general solicitation was employed in offering the securities. The securities were restricted pursuant to legend printed on each certificate. The purchasers were all accredited investors, capable of analyzing the merits and risks of the investment, who acknowledged in writing that they were acquiring the securities for investment and not with a view toward distribution or resale and understood the speculative nature of the investment.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Title
3.01	Articles of Incorporation of the Registrant, as amended(1)
3.02	Bylaws of the Registrant(2)
5.01	Opinion of Law Office of Gary A. Agron regarding legality of the common stock (includes consent)
10.01	Securities Purchase Agreement—Private Placement
10.02	Stockholders Agreement—Private Placement
10.03	Registration Rights Agreement—Private Placement
10.04	Warrant Agreement—Private Placement
10.05	1998 Stock Option Plan(3)
10.06	Employment Agreement with Mr. Whitney(4)
10.07	Employment Agreement with Mr. Simon(4)
10.08	Employment Agreement with Mr. Maturo(4)
10.09	Employment Agreement with Mr. Miller(4)
10.10	Employment Agreement with Mr. Kane(4)
21.01
The Registrant has 11 active subsidiaries as follows: Precision Software Services, Inc.; Intelligence Network, Inc.; Whitney Canada, Inc.; Whitney Consulting Services, Inc.; Whitney Education Group, Inc.; Whitney Internet Services, Inc.; Whitney Mortgage.com, Inc.; Whitney U.K., Limited; Coral Aviation, Inc.; American Home Buyers Alliance, Inc., and EduTrades, Inc. The Registrant also has two inactive subsidiaries.
23.01	Consent of Law Office of Gary A. Agron (included in Exhibit 5.01 above)
23.02	Consent of Ehrhardt Keefe Steiner & Hottman, PC, an independent registered certified public accounting firm

(1)
Incorporated by reference to the Registrant's Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.1 therein.

(2)
Incorporated by reference to the Registrant's Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.2 therein.

(3)
Incorporated by reference to the Registrant's Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 99.3 therein.

(4)
Incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form S-1, File No. 333-103156 dated July 9, 2003, designated Exhibits 10.07 through 10.11 therein.

Item 17. Undertakings.

        The Registrant hereby undertakes:

          (a)   That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b)   That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

          (c)   That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

          (d)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i)
    To include any prospectus required by section 10(a)(3) of the Securities Act;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (e)   That:

              (i)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

             (ii)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (f)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (g)   To provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cape Coral, state of Florida, on January 10, 2006.

Whitney Information Network, Inc.
By:	/s/ RUSSELL A. WHITNEY Russell A. Whitney Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russell A. Whitney, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, as amended, this Registration Statement has been signed below by the following persons on January 10, 2006.

Signature	Title

/s/ RUSSELL A. WHITNEY Russell A. Whitney	Chief Executive Officer
/s/ RONALD S. SIMON Ronald S. Simon	Executive Vice President, Acting Chief Financial Officer (Principal Accounting Officer), Secretary and Director
/s/ NICHOLAS S. MATURO Nicholas S. Maturo	President and Chief Operating Officer
/s/ FREDERICK A. CARDIN Frederick A. Cardin	Director
/s/ CHESTER P. SCHWARTZ Chester P. Schwartz	Director
/s/ STEPHEN L. COOTEY Stephen L. Cootey	Director

Exhibit Index

Exhibit No.	Title
3.01	Articles of Incorporation of the Registrant, as amended(1)
3.02	Bylaws of the Registrant(2)
5.01	Opinion of Law Office of Gary A. Agron regarding legality of the common stock (includes consent)
10.01	Securities Purchase Agreement—Private Placement
10.02	Stockholders Agreement—Private Placement
10.03	Registration Rights Agreement—Private Placement
10.04	Warrant Agreement—Private Placement
10.05	1998 Stock Option Plan(3)
10.06	Employment Agreement with Mr. Whitney(4)
10.07	Employment Agreement with Mr. Simon(4)
10.08	Employment Agreement with Mr. Maturo(4)
10.09	Employment Agreement with Mr. Miller(4)
10.10	Employment Agreement with Mr. Kane(4)
21.01
The Registrant has 11 active subsidiaries as follows: Precision Software Services, Inc.; Intelligence Network, Inc.; Whitney Canada, Inc.; Whitney Consulting Services, Inc.; Whitney Education Group, Inc.; Whitney Internet Services, Inc.; Whitney Mortgage.com, Inc.; Whitney U.K., Limited; Coral Aviation, Inc.; American Home Buyers Alliance, Inc., and EduTrades, Inc. The Registrant also has two inactive subsidiaries.
23.01	Consent of Law Office of Gary A. Agron (included in Exhibit 5.01 above)
23.02	Consent of Ehrhardt Keefe Steiner & Hottman, PC, an independent registered certified public accounting firm

(1)
Incorporated by reference to the Registrant's Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.1 therein.

(2)
Incorporated by reference to the Registrant's Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 3.2 therein.

(3)
Incorporated by reference to the Registrant's Registration Statement on Form 10 SB/12G dated March 6, 2001, designated Exhibit 99.3 therein.

(4)
Incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form S-1, File No. 333-102156 dated July 9, 2003, designated Exhibits 10.07 through 10.11 therein.